                                                     REGISTRATION NOS.
                                                                        811-6216
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO.
                        POST-EFFECTIVE AMENDMENT NO.

                             REGISTRATION STATEMENT
                                   UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                               AMENDMENT NO.
                       (CHECK APPROPRIATE BOX OR BOXES.)
                            ------------------------

                            MONY VARIABLE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                          MONY LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (212) 708-2000
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                             FREDERICK C. TEDESCHI
                 VICE PRESIDENT AND CHIEF COUNSEL -- OPERATIONS

                          MONY LIFE INSURANCE COMPANY
                                 1740 BROADWAY
                            NEW YORK, NEW YORK 10019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)
                            ------------------------

     APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as possible after the effective date of this Registration Statement.

     Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

     Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                            ------------------------

STATEMENT PURSUANT TO RULE 24F-2

     The Registrant registers an indefinite number or amount of its variable life insurance contracts under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Rule 24f-2 notice for Registrant's fiscal year ending December 31, 1997 was filed on March 31, 1998

 .
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

                             CROSS REFERENCE SHEET
                             (REQUIRED BY RULE 495)

                                     PART A

                        ITEM NO.                                            LOCATION
                        --------                                            --------
 1.  Cover Page..........................................  Cover Page
 2.  Definitions.........................................  Definitions
 3.  Synopsis............................................  Summary of the Contract
 4.  Condensed Financial Information.....................  Condensed Financial Information
 5.  General Description of Registrant, Depositor,
       and Portfolio Companies...........................  MONY Life Insurance Company; MONY Variable
                                                           Account A; The Funds
 6.  Deductions and Expenses.............................  Charges and Deductions
 7.  General Description of Variable Annuity Contracts...  Payment and Allocation of Purchase
                                                           Payments; Other Provisions
 8.  Annuity Period......................................  Annuity Provisions
 9.  Death Benefit.......................................  Death Benefit; Annuity Provisions
10.  Purchases and Contract Value........................  Payment and Allocation of Purchase
                                                           Payments
11.  Redemptions.........................................  Surrenders
12.  Taxes...............................................  Federal Tax Status
13.  Legal Proceedings...................................  Legal Proceedings
14.  Table of Contents of Statement of Additional
       Information.......................................  Table of Contents of Statement of
                                                           Additional Information

                                               PART B
15.  Cover Page..........................................  Cover Page
16.  Table of Contents...................................  Table of Contents
17.  General Information and History.....................  MONY Life Insurance Company
18.  Services............................................  Not Applicable
19.  Purchases of Securities Being Offered...............  Not Applicable
20.  Underwriters........................................  Prospectus -- MONY Life Insurance Company
21.  Calculation of Performance Data.....................  Performance Data
22.  Annuity Payments....................................  Not Applicable
23.  Financial Statements................................  Financial Statements

                                               PART C
  Information related to the following Items is set forth under the appropriate Item, so numbered, in
Part C to this Registration Statement.

24.  Financial Statements and Exhibits
25.  Directors and Officers of the Depositor
26.  Persons Controlled by or Under Common Control with the Depositor or Registrant
27.  Number of Contractowners
28.  Indemnification
29.  Principal Underwriters
30.  Location of Accounts and Records
31.  Management Services
32.  Undertakings

                                   PROSPECTUS
                               Dated May 1, 1999

             Individual Flexible Payment Variable Annuity Contracts

                                   Issued By

                            MONY Variable Account A
                          MONY Life Insurance Company

MONY Life Insurance Company issues the flexible payment variable annuity contract described in this prospectus. Among the contract's many terms are:

Allocation of Purchase Payments and Cash Value

- You can tell us what to do with your purchase payments. You can also tell us what to do with the fund value your contract may create for you resulting from those purchase payments.

    - You can tell us to place them into a separate account. That separate account is called MONY Variable Account A.

       - If you do, you can also tell us to place your purchase payments and fund values into any or all of 14 different subaccounts. Each of these subaccounts seeks to achieve a different investment objective. If you tell us to place your purchase payment into one or more of the subaccounts of the separate account, you bear the risk that the investment objectives will not be met. That risk includes your not earning any money on your purchase payments and fund values and also that your purchase payments and fund values may lose some or all of their value.

    - You can also tell us to place some or all of your purchase payments and fund values into our account. Our account is called the Guaranteed Interest Account with Market Value Adjustment. If you do, we will pay not less than 4.5% interest annually, and we will guarantee that those purchase payments and fund values will not lose any value, so long as you leave the purchase payments and fund values in the Account. Purchase payments and fund values you place into the Guaranteed Interest Account with Market Value Adjustment become part of our assets.

Living Benefits

    - Annuity Benefits

     - This contract is designed to pay to you the fund value in periodic installments. Those installments could be for your lifetime, or on other bases, such as for a fixed period.

       - You may chose the date on which this benefit starts. That date must be at least 10 years from the date the contract was issued.

    - Fund Value Benefits

       - You may ask for some or all of the contract's fund value at any time. If you do, we may deduct a surrender charge. If you have allocated purchase payments or fund values to the Guaranteed Interest Account with Market Value Adjustment, we may also deduct a market value adjustment.

    - Loans

       - You may borrow up to 50% of the fund value of the contract if you are a qualified retirement plan. You will have to pay interest to us on the amount borrowed.

Death Benefit

- We will pay to your beneficiary upon the death of the person you name as annuitant before the annuity starting date the greater of:

    - The total of all purchase payments you made for the contract minus any monies you asked us to pay you back and any surrender charge and market value adjustment; and

    - The fund value of the contract on the date of the annuitant's death or an enhanced death benefit, if higher.

Fees and Charges

- The contract allows us to deduct certain charges from the cash value. These charges are detailed in this prospectus.

STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information dated May 1, 1999 containing additional information about the Contracts is incorporated herein by reference. It has been filed with the Securities and Exchange Commission and is available from the Company without charge upon written request to the address shown on the request
form on page   of this prospectus or by telephoning 1-800-487-6669. The Table of
Contents of the Statement of Additional Information can be found on page   of
this prospectus.

This prospectus is not an offer to sell or a solicitation of an offer to buy the Contracts in any jurisdiction where such may not be lawfully made.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus contains basic information that you should know before investing. It comes with prospectuses for the MONY Series Fund, Inc., Enterprise Accumulation Trust, and MONY Life Insurance Company. You should read these prospectuses carefully and keep them for future reference.

                          MONY Life Insurance Company
                    1740 Broadway, New York, New York 10019
                                 1-800-487-6669

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary of the Contract.....................................  1
  Purpose of the Contract...................................  1
  Purchase Payments and Fund Values.........................  2
  MONY Variable Account A...................................  2
  Guaranteed Interest Account with Market Value
     Adjustment.............................................  2
  Market Value Adjustment...................................  2
  Minimum Purchase Payments.................................  2
  Transfer of Fund Values...................................  3
  Charges and Deductions....................................  3
  Right to Return Contract Provision........................  3
  Death Benefit.............................................  3
Detailed Information About the Company and MONY Variable
  Account A.................................................  9
  MONY Life Insurance Company...............................  9
  Year 2000 Issue...........................................  9
  MONY Variable Account A...................................  11
The Funds...................................................  14
  Purchase of Portfolio Shares by MONY Variable Account A...  17
  Guaranteed Interest Account...............................  18
Detailed Information About the Policy.......................  19
  Payment and Allocation of Purchase Payments...............  19
Surrenders..................................................  24
Loans.......................................................  25
Death Benefit...............................................  26
  Death Benefit Provided by the Contract....................  26
  Enhanced Death Benefit....................................  26
  Election and Effective Date of Election...................  27
  Payment of Death Benefit..................................  27
Charges and Deductions......................................  28
  Deductions from Purchase Payments.........................  28
  Charges Against Fund Value................................  28
Annuity Provisions..........................................  31
  Annuity Payments..........................................  31
  Election and Change of Settlement Option..................  32
  Settlement Options........................................  32
  Frequency of Annuity Payments.............................  33
  Additional Provisions.....................................  33
Guaranteed Interest Account.................................  34
Other Provisions............................................  35
  Ownership.................................................  35
  Provision Required by Section 72(s) of the Code...........  35
  Provision Required by Section 401(a)(9) of the Code.......  36
  Secondary Annuitant.......................................  36
  Assignment................................................  37
  Change of Beneficiary.....................................  37
  Substitution of Securities................................  37

                                                              PAGE
                                                              ----
  Modification of the Contracts.............................  37
  Change in Operation of MONY Variable Account A............  38
Voting Rights...............................................  38
Distribution of the Contracts...............................  39
Federal Tax Status..........................................  39
  Introduction..............................................  39
  Tax Treatment of the Company..............................  40
  Taxation of Annuities in General..........................  40
  Retirement Plans..........................................  41
Performance Data............................................  41
Additional Information......................................  42
Legal Proceedings...........................................  42
Financial Statements........................................  43

                            SUMMARY OF THE CONTRACT

     This summary provides you with a brief overview of the more important aspects of your Contract. It is not intended to be complete. More detailed information is contained in this prospectus on the pages following this Summary and in your contract. This summary and the entire prospectus will describe the part of the contract involving MONY Variable Account A. The prospectus also briefly will describe the Guaranteed Interest Account with Market Value Adjustment and the portfolios offered by MONY Series Fund, Inc. and Enterprise Accumulation Trust. More detailed information about the Guaranteed Interest Account with Market Value Adjustment is contained in the prospectus attached to this prospectus and in your contract. More detailed information about the portfolios offered by MONY Series Fund, Inc. and Enterprise Accumulation Trust is contained in the prospectus attached to this prospects.

                                  DEFINITIONS

THIS PROSPECTUS CONTAINS SOME SPECIALIZED TERMS. WE HAVE DEFINED SPECIALIZED TERMS ON THE PAGE WHERE THEY FIRST APPEAR. THE DEFINITIONS WILL APPEAR ON THE PAGE IN A BOX LIKE THIS ONE.

PURPOSE OF THE CONTRACT

     The Contract is an Individual Flexible Payment Variable Annuity Contract (the "Contract" or "Contracts").

     The Contract is designed to allow an owner to make purchase payments to the Company under the Contract. Those purchase payments are allocated at the owner's choice among the subaccounts of MONY Variable Account A and the Guaranteed Interest Account with Market Value Adjustment. Those purchase payments can accumulate for a period of time and create fund values for the owner. The owner can chose the length of time that such purchase payments may accumulate. The owner may chose at some point in the future to receive annuity benefits based upon those accumulated fund values.

     An owner may use the Contract's design to accumulate fund values for various purposes including retirement or to supplement other retirement programs. Some of these retirement programs ( the "Qualified Plans") may qualify for federal income tax advantages available under Sections 401, 403 (other than Section 403(b)), 408, 408A and 457 of the Internal Revenue Code (the "Code").

QUALIFIED PLANS -- Retirement plans that receive favorable tax treatment under
Section 401, 403, 408 or 457 of the Internal Revenue Code.

QUALIFIED CONTRACTS -- Contracts issued under Qualified Plans.

     The Contract is also designed to allow the owner to request payments of part or all of the accumulated fund values before the owner begins to receive annuity benefits. This payment may result in the imposition of a surrender charge and a market value adjustment. It may also be subject to income and other taxes.

PURCHASE PAYMENTS AND FUND VALUES

     The purchase payments you make for the Contract are received by the Company. Currently those purchase payments are not subject to taxes imposed by the United States Government or any state or local government.

     You may allocate your purchase payments to one or more of the subaccounts of MONY Variable Account A that are available under the Contract and/or to the Guaranteed Interest Account with Market Value Adjustment. The purchase payments you allocate among the various subaccounts of MONY Variable Account A may increase or decrease in value on any day depending on the investment experience of the subaccounts you select. There is no guarantee that the value of the purchase payments you allocate to any of the subaccounts of MONY Variable Account A will increase or that the purchase payments you make will not lose value.

     Purchase payments you allocate to the Guaranteed Interest Account will be credited with interest at a rate determined by the Company. That rate will not be less than 3.5%.

MONY VARIABLE ACCOUNT A

     MONY Variable Account A is a separate investment account of MONY Life Insurance Company (the "Company"). MONY Variable Account A's assets are owned by the Company, but are not chargeable with liabilities arising from any other business the Company conducts.

     The subaccounts of MONY Variable Account A invest in shares of MONY Series Fund, Inc. and The Enterprise Accumulation Trust (collectively called the
"Funds") at their net asset value. (See "The Funds" at page   ). Owners bear the
entire investment risk for all amounts allocated to MONY Variable Account A subaccounts.

OWNER -- The person so designated in the application. If a Contract has been absolutely assigned, the assignee becomes the Owner. A collateral assignee is not the Owner.

PURCHASE PAYMENT (PAYMENT) -- An amount paid to the Company by the Owner or on the Owner's behalf as consideration for the benefits provided by the Contract.

GUARANTEED INTEREST ACCOUNT WITH MARKET VALUE ADJUSTMENT

     The Guaranteed Interest Account is part of the Company's general account. It consists of all the Company's assets other than assets allocated to segregated investment accounts of the Company. Net Purchase Payments allocated to the Guaranteed Interest Account will be credited with interest at rates guaranteed by the Company for specified periods. (See "Guaranteed Interest
Account" at page   .)

MARKET VALUE ADJUSTMENT

     A market value adjustment will be imposed on transfers or surrenders (partial or full) from the Guaranteed Interest Account. The adjustment can be either a positive or negative adjustment. No adjustment is made for the amount withdrawn or transferred within 30 days before the end of the accumulation period, nor to benefits paid as a result of the death of the Owner. The Guaranteed Interest Account and its market value adjustment feature are described in a separate prospectus which accompanies this prospectus.

FUND VALUE -- The aggregate dollar value as of any Business Day of all amounts accumulated under each of the subaccounts, the Guaranteed Interest Account, and the Loan Account of the Contract. If the term Fund Value is preceded or followed by the terms subaccount(s), the Guaranteed Interest Account, and the Loan Account, or any one or more of those terms, Fund Value means only the Fund Value of the subaccount, the Guaranteed Interest Account or the Loan Account, as the context requires.

MINIMUM PURCHASE PAYMENTS

     The minimum purchase payment for individuals varies depending upon the purchaser of the contract and the method of paying the purchase payments. See
"Payment and Allocation of Payment" on page   .

     Additional purchase payments of at least $100 may be made at any time. However, for certain automatic payment plans, the smallest additional payment is
$50. (See "Issuance of the Contract" at page   .) The Company may change any of
these requirements in the future.

TRANSFER OF FUND VALUES

     You may transfer fund value among the subaccounts and to or from the Guaranteed Interest Account. Transfers from the Guaranteed Interest Account may be subject to a Market Value Adjustment. Transfers may be made by telephone if the proper form has been completed, signed, and received by the Company at its
Syracuse Operations Center. See "Transfer of Fund Value", page   .

CONTRACT LOANS

     If your contract permits, you may borrow up to 50% of your Contract's fund value from the Company. Your contract will be the only security required for the loan. Contracts issued to Qualified Plans are generally the only Contracts which permit loans. An amount equal to the amount of the loan is transferred to the loan account as security for the loan. The loan account is part of the Company's general account.

     We will charge you interest on the amount borrowed. If you do not pay the interest when due, the amount due will be borrowed from the Contract's fund value.

SURRENDER

     You may surrender all or part of the Contract at any time and receive its cash value while the annuitant is alive prior to the annuity starting date. We may impose a surrender charge and market value adjustment. The amounts you receive upon surrender may be subject to income taxes. (See "Federal Tax Status"
at page   .)

CHARGES AND DEDUCTIONS

     The Contract provides for the deduction of various charges and expenses from the fund value of the Contract. These deductions are summarized in the
table on pages   -  and discussed in greater detail beginning on page   .

NON-QUALIFIED CONTRACTS -- Contracts issued under Non-Qualified Plans.

RIGHT TO RETURN CONTRACT PROVISION

     You have the right to examine the Contract when you receive it. You may return the Contract for any reason within ten days from the day you receive it.. You will receive a full refund of the purchase payments received by the Company. During the Right to Return Contract period, purchase payments will be retained in the Company's general account and will earn interest at a rate not less than 3 1/2% per year.

DEATH BENEFIT

     If the Annuitant (and the Secondary Annuitant, if any) dies before the date the annuity payments start, the Company will pay a death benefit to the Beneficiary. Under certain circumstances, an Enhanced Death Benefit may be payable. If the Annuitant dies after annuity payments start, no death benefit is payable except as may be payable under the settlement option selected. (See
"Death Benefit" at page   and "Enhanced Death Benefit" at page   .)

ANNUITANT -- The person upon whose continuation of life any annuity payment depends and to whom annuity payments are made.

SECONDARY ANNUITANT -- The party designated by the Owner to become the Annuitant, subject to certain conditions, on the death of the Annuitant.

BENEFICIARY -- The party entitled to receive benefits payable at the death of the Annuitant or (if applicable) the Secondary Annuitant.

                          MONY LIFE INSURANCE COMPANY

                            MONY VARIABLE ACCOUNT A
               TABLE OF FEES FOR THE YEAR ENDED DECEMBER 31, 1998

CONTRACTOWNER TRANSACTION EXPENSES:
Maximum Deferred Sales Load (Surrender Charge) (as a
  percentage of amount surrendered).........................     7%*
Maximum Annual Contract Charge..............................  $ 50**
Maximum Transfer Charge.....................................  $ 25**
SEPARATE ACCOUNT ANNUAL EXPENSES:
Maximum Mortality and Expense Risk Fees.....................  1.35%****
Total Separate Account Annual Expenses......................  1.35%***

ANNUAL EXPENSES OF MONY SERIES FUND, INC. AND THE ENTERPRISE ACCUMULATION TRUST:

                             MONY SERIES FUND, INC.

              ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                 GOVERNMENT
                                            INTERMEDIATE TERM     LONG TERM      SECURITIES   MONEY MARKET
                                             BOND PORTFOLIO     BOND PORTFOLIO   PORTFOLIO     PORTFOLIO
                                            -----------------   --------------   ----------   ------------
Expenses (After Reimbursement)**..........
Management Fees...........................
Total MONY Series Fund, Inc...............
Annual Expenses...........................

                         ENTERPRISE ACCUMULATION TRUST

              ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998
                    (AS A PERCENTAGE OF AVERAGE NET ASSETS)

                                                                                                    SMALL
                                    HIGH        SMALL                 INTERNATIONAL     YIELD      COMPANY     EQUITY
                                   EQUITY        CAP       MANAGED       GROWTH         BOND       GROWTH      INCOME      GROWTH
                                  PORTFOLIO   PORTFOLIO   PORTFOLIO     PORTFOLIO     PORTFOLIO   PORTFOLIO   PORTFOLIO   PORTFOLIO
                                  ---------   ---------   ---------   -------------   ---------   ---------   ---------   ---------
Expenses........................
Management Fees.................
Total Accumulation Trust........
Annual Expenses After
 Reimbursement..................

                                                  GROWTH
                                    CAPITAL         AND
                                  APPRECIATION    INCOME
                                   PORTFOLIO     PORTFOLIO
                                  ------------   ---------
Expenses........................
Management Fees.................
Total Accumulation Trust........
Annual Expenses After
 Reimbursement..................

The Surrender Charge percentage, which reduces to zero as shown in the table on
page   , is determined by the Contract Year in which the surrender occurs.

     The Surrender Charge may be reduced under certain circumstances which include reduction in order to guarantee that certain amounts may be received free of surrender charge. See "Charges against Fund Value -- Free Partial
Surrender Amount" at page   .
---------------
  ** The Annual Contract Charge is currently $0. However, the Company may in the future change the amount of the charge to an amount not exceeding $50 per contract year. See "Charges Against Fund Value -- Annual Contract Charge",
     at page   . The Transfer Charge currently is $0. However, the Company has reserved the right to impose a charge for each transfer, which will not exceed $25. See "Charges Against Fund Value -- Transfer Charge" at page .

 *** The Mortality and Expense Risk charge is deducted daily equivalent to a current annual rate of 1.25 percent (and is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.35%) from the value of the net assets of the Separate Account.

**** Expenses also include custodial credit percentages as follows: Intermediate
     Term Bond --     %; Long Term Bond --     %; Government
     Securities --     %; and Money Market  --     %.

   + The name, but not the investment objectives or policies, of the Small Cap
     Portfolio was changed effective May 1, 1998 to the Small Company Value Portfolio.

  ++ The Sub-accounts corresponding to these Portfolios first became available for allocation in November 1998.

 +++ These expenses reflect expense reimbursements in effect on May 1, 1995.
     Absent these expense reimbursements, expenses would have been as follows:
     Equity --     %; Small Cap --     %; Managed --     %; International
     Growth --     %; and High Yield Bond --     %. The Equity, Small Cap, and
     Managed Portfolio reimbursements relate to mutual fund accounting expense.

The purpose of the Table of Fees beginning on page   is to assist the Owner in
understanding the various costs and expenses that the Owner will bear, directly or indirectly. The table reflects the expenses of the separate account as well as of MONY Series Fund, Inc. and Enterprise Accumulation Trust. MONY Series Fund, Inc. and the Enterprise Accumulation Trust have provided information relating to their respective operations. The expenses borne by the Separate
Account are explained under the caption "Charges and Deductions" at page   of
this Prospectus. The expenses borne by the MONY Series Fund, Inc. are explained
under the caption "Investment Management Arrangements and Expenses" at page   of
the accompanying prospectus for MONY Series Fund, Inc.. The expenses borne by the Enterprise Accumulation Trust assume that the expense reimbursements in effect on and after May 1, 1990 for the Equity, Small Cap, and Managed Portfolios which limit the total annual expenses to 1.00% of average net assets and expense reimbursements which, on and after November 16, 1994 (commencement of operations), limit the total annual expenses of the International Growth Portfolio to 1.55% of average net assets and the High Yield Bond Portfolio to
 .85% of average net assets, will continue throughout the period shown and are
explained under the caption "Management of the Fund" at page   of the
accompanying prospectus for the Accumulation Trust. Effective on and after May 1, 1996 and at least through April 1, 1999, as a part of the increase in investment advisory fees, the investment adviser has agreed to reimburse the Accumulation Trust for expenses which exceed .95% of the average daily net assets of the Equity, Small Cap, and Managed Portfolios of the Trust. The table does not reflect income taxes or penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

EXAMPLE

     If you surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                           AFTER      AFTER      AFTER      AFTER
SUBACCOUNT                                                 1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                                 ------    -------    -------    --------
Equity...................................................   $85       $122       $162        $252
Small Company Value......................................   $85       $123       $163        $254
Managed..................................................   $84       $120       $158        $244
International Growth.....................................   $89       $133       $179        $288
Small Company Growth.....................................
Equity Income............................................
Growth...................................................
Growth and Income........................................
Capital Appreciation.....................................
High Yield Bond..........................................   $84       $120       $158        $245
Intermediate Term Bond...................................   $82       $112       $145        $218

                                                           AFTER      AFTER      AFTER      AFTER
SUBACCOUNT                                                 1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                                 ------    -------    -------    --------
Long Term Bond...........................................   $81       $111       $144        $216
Government Securities....................................   $82       $113       $147        $223
Money Market.............................................   $81       $110       $142        $213

     If you annuitize at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                           AFTER      AFTER      AFTER      AFTER
SUBACCOUNT                                                 1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                                 ------    -------    -------    --------
Equity...................................................   $85       $122       $117        $252
Small Cap................................................   $85       $123       $118        $254
Managed..................................................   $84       $120       $113        $244
International Growth.....................................   $89       $133       $135        $288
Small Company Growth.....................................
Equity Income............................................
Growth...................................................
Growth and Income........................................
Capital Appreciation.....................................
High Yield Bond..........................................   $84       $120       $114        $245
Intermediate Term Bond...................................   $82       $112       $101        $218
Long Term Bond...........................................   $81       $111       $100        $216
Government Securities....................................   $82       $113       $103        $223
Money Market.............................................   $81       $110       $ 98        $213

     If you do not surrender your Contract at the end of the time periods shown below, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets:

                                                           AFTER      AFTER      AFTER      AFTER
SUBACCOUNT                                                 1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                                 ------    -------    -------    --------
Equity...................................................   $22        $69       $117        $252
Small Cap................................................   $22        $69       $118        $254
Managed..................................................   $21        $66       $113        $244
International Growth.....................................   $26        $79       $135        $288
Small Company Growth.....................................
Equity Income............................................
Growth...................................................
Growth and Income........................................
Capital Appreciation.....................................
High Yield Bond..........................................   $22        $66       $114        $245
Intermediate Term Bond...................................   $19        $58       $101        $218
Long Term Bond...........................................   $19        $58       $100        $216
Government Securities....................................   $19        $60       $103        $223
Money Market.............................................   $18        $57       $ 98        $213

     The examples above should not be considered a representation of past or future expenses, and actual expenses may be greater or lesser than those shown. All Variable Account expenses as well as portfolio company (MONY Series Fund, Inc. and the Enterprise Accumulation Trust) expenses, net of expense reimbursements, are reflected in the examples. Not reflected in the examples which assume surrender at the, end of each time period are income taxes and penalty taxes which may become payable under the Internal Revenue Code or premium or other taxes which may be imposed under state or local laws.

                        CONDENSED FINANCIAL INFORMATION

                          MONY LIFE INSURANCE COMPANY
                            MONY VARIABLE ACCOUNT A
                            ACCUMULATION UNIT VALUES

                           [TO BE ADDED BY AMENDMENT]

      The following chart may help you understand how the contract works:

                        [MONY VARIABLE ACCOUNT A CHART]

                     DETAILED INFORMATION ABOUT THE COMPANY
                          AND MONY VARIABLE ACCOUNT A

MONY LIFE INSURANCE COMPANY

     MONY Life Insurance Company issues the Contract. In this prospectus, MONY Life Insurance Company is called the Company. The Company is a stock life insurance company organized in the State of New York.. The Company is currently licensed to sell life insurance and annuities in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands.

     The principal office of the Company is located at 1740 Broadway, New York, New York. The Company was organized as a mutual life insurance company under the laws of the State of New York in 1842 under the name The Mutual Life Insurance Company of New York. In 1998, The Mutual Life Insurance Company of New York converted to a stock company through demutualization and was renamed MONY Life Insurance Company. The demutualization did not have any material effect on MONY Variable Account A or the Contract.

     At January 1, 1999, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was A- (Excellent). This rating is based upon an analysis of financial condition and operating performance through the end of 1997. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the policies.

YEAR 2000 ISSUE

     The Year 2000 issue is the result of widespread use of computer programs which use two digits (rather than four) to define a year. By use of a two-digit field, the industry avoided the greater cost of additional mainframe capacity. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or in miscalculations.

  State of Readiness

     In 1996, the Company initiated a formal Year 2000 Project to resolve the Year 2000 issue. The scope of the Project was identified, and funding was established. In early 1997, the Company retained Command Systems, Inc., and Keane, Inc. to assist the Company in bringing the Company's computer and information systems into Year 2000 compliance. The Company's overall goal for information technology ("IT") related items is to have business-critical hardware and software compliant by December 31, 1998, with additional testing and enterprise end-to-end testing occurring in 1999. MONY has also retained Technology Resource Solutions to assist in the evaluation of Year 2000 issues affecting the Company's non-IT systems in facilities and equipment which may contain date logic in embedded chips. MONY's overall goal is to have all non-IT systems compliant by mid-1999.

     The scope of the Project includes:

     - ensuring the compliance of all applications, operating systems and hardware on mainframe, PC and LAN platforms;

     - ensuring the compliance of voice and data network software and hardware; addressing issues related to non-IT systems in buildings, facilities and equipment which may contain date logic in embedded chips; and

     - addressing the compliance of key vendors and other third parties.

     The phases of the Project are:

          (i) inventorying Year 2000 items and assigning priorities;

          (ii) assessing the Year 2000 compliance of items;

          (iii) remediating or replacing items that are determined not to be Year 2000 compliant;

          (iv) testing items for Year 2000 compliance; and

          (v) designing and implementing Year 2000 contingency and business continuity plans.

     To determine that all IT systems (whether internally developed or purchased) are Year 2000 compliant, each system is tested using a standard testing methodology which includes unit testing, baseline testing, and future date testing. Future date testing includes critical dates near the end of 1999 and into the year 2000, including leap year testing. For business-critical non-IT systems in buildings, facilities and equipment, approximately 50% had been remediated as of September 30, 1998.

     The inventory and assessment phases of the Project were completed prior to
mid 1998. At December 31, 1998, approximately      % of the Company's
application systems had been remediated, tested and re-implemented into
production. Approximately      % of the operating systems, systems software, and
hardware for mainframe, PC and LAN platforms were deemed compliant based on information supplied by vendors verbally, in writing, or on the vendor's
Internet site. Of the IT business critical items, approximately      % were
compliant and tested by December 31, 1998. Approximately      % of non-IT
business critical items had been remediated as of December 31, 1998. Ongoing testing for Year 2000 compliance will continue in 1999, and is expected to be completed by mid-1999.

     As part of the Project, significant service providers, vendors, suppliers, and other third parties that are believed to be critical to business operations after January 1, 2000, have been identified and steps are being undertaken in an attempt to reasonably ascertain their stage of Year 2000 readiness through questionnaires, interviews, on-site visits, and other available means.

  Costs

     The estimated total cost of the Year 2000 Project is approximately $26.0 million. The total amount expended on the Project through December 31, 1998 was
$          million which includes $          million for external vendor costs,
and $          million for internal costs. The estimated future cost of
completing the Year 2000 Project is estimated to be approximately $
million, which includes $          million for external vendor costs, and
$          million for internal costs. These amounts include costs associated with the current development of contingency plans.

  Risks

     The Company believes that completed and planned modifications and conversions of its internal systems and equipment will allow it to be Year 2000 compliant in a timely manner. There can be no assurance, however, that the Company's internal systems or equipment or those third parties on which the Company relies will be Year 2000 compliant in a timely manner or that the Company's or third parties' contingency plans will mitigate the effects of any noncompliance. The failure of the systems or equipment of the Company or third parties (which the Company believes is the most reasonable likely worst case scenario) could affect the distribution and sale of life insurance, annuity and investment products and could have a material effect on the Company's financial position and results of operations.

  Contingency Plans

     The Company has retained outside consultants to assist in the development of Business Continuity Plans, which includes identification of third party service providers, information systems, equipment, facilities, and other items which are mission critical to the operation of the business. In conjunction with this effort, the Company is developing a Year 2000 Contingency Plan to address failures due to the Year 2000 problem of third parties and other items, which are critical to the ongoing operation of the business. The Contingency Plan includes the performance of alternate processing as well as consideration for changing third party service providers, vendors, and suppliers if necessary. The scheduled date for completion of the Contingency Plan is mid 1999. The Company believes that due to the pervasive nature of potential Year 2000 issues, the contingency planning process is an ongoing one that will require further modifications as the Company obtains additional information regarding the status of third party Year 2000 readiness.

     MONY Series Fund and the Accumulation Trust have reviewed their investment advisers and other suppliers of services with respect to the Year 2000 issue. MONY Series Fund and the Accumulation Trust prospectuses, which are included in the Prospectus Portfolio, contain the results of these reviews. See MONY Series
Fund prospectus at page   . Accumulation Trust prospectus at page   .

MONY VARIABLE ACCOUNT A

     MONY Variable Account A is a separate investment account of the Company. Presently, only purchase payments for individual flexible payment variable annuity contracts are permitted to be allocated to MONY Variable Account A. The assets in MONY Variable Account A are kept separate from the general account assets and other separate accounts of the Company.

     The Company owns the assets in MONY Variable Account A. The Company is required to keep assets in MONY Variable Account A that equal the total market value of the contract liabilities funded by MONY Variable Account A. Realized or unrealized income gains or losses of MONY Variable Account A are credited or charged against MONY Variable Account A assets without regard to the other income, gains or losses of the Company. Reserves and other liabilities under the contracts are assets of MONY Variable Account A. MONY Variable Account A assets are not chargeable with liabilities of the Company's other businesses. All obligations under the contract are general corporate obligations of the Company. The Company may accumulate in MONY Variable Account A proceeds from various contract charges applicable to those assets. From time to time, any such additional assets may be transferred in cash to the Company's General Account.

     MONY Variable Account A was authorized by the Board of Directors of the Company and established under New York law on November 28, 1990. MONY Variable Account A is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. A unit investment trust is a type of investment company. This does not involve any supervision by the SEC or the management or investment policies or practices of MONY Variable Account A. For state law purposes, MONY Variable Account A is treated as a part or division of the Company.

     MONY Variable Account A is divided into subdivisions called subaccount. There are currently 14 subaccounts available to you. Each subaccount invests only in shares of a designated portfolio of MONY Series Fund, Inc or the Enterprise Accumulation Trust. For example, the Long Term Bond Subaccount invests solely in shares of the MONY Series Fund, Inc. Long Term Bond Portfolio. These portfolios serve only as the underlying investment for variable annuity and variable life insurance contracts issued through separate accounts of the Company or other life insurance companies. The portfolios may also be available to certain pension accounts. The portfolios are not available directly to individual investors. In the future, the Company may establish additional subaccounts of MONY Variable Account A. Future subaccounts may invest in other portfolios of the Funds or in other securities. Not all subaccounts are available to you.

     The following table lists the subaccounts of MONY Variable Account A that are available to you, their respective investment objectives, and which Fund portfolio shares are purchased:

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE MONEY MARKET SUBACCOUNT                   Maximum current income consistent with
                                                 preservation of capital and maintenance of
   This subaccount purchases shares of the       liquidity. Tries to achieve objective by
   MONY Series Fund, Inc. Money Market           investing in money market instruments.
   Portfolio.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE GOVERNMENT SECURITIES SUBACCOUNT          Maximum current income over the
                                                 intermediate term consistent with the
   This subaccount purchases shares of the       preservation of capital. Tries to achieve
   MONY Series Fund, Inc. Government             objective through investment in
   Securities Portfolio.                         highly-rated debt securities, U.S.
                                                 government obligations, and money market
                                                 instruments, with a dollar weighted
                                                 average life of up to ten years when
                                                 purchased.
   --------------------------------------------------------------------------------------------

   THE INTERMEDIATE TERM BOND SUBACCOUNT         Maximize income over the intermediate term
                                                 consistent with the preservation of
   This subaccount purchases shares of the       capital. Seeks to achieve objective by
   MONY Series Fund, Inc. Intermediate Term      investing in highly rated debt securities,
   Bond Portfolio.                               U.S. Government obligations, and money
                                                 market instruments, together having a
                                                 dollar-weighted average life of between 4
                                                 and 8 years.
   --------------------------------------------------------------------------------------------

   THE LONG TERM BOND SUBACCOUNT                 Maximize income over the longer term
                                                 consistent with preservation of capital.
   This subaccount purchases shares of the       Seeks to achieve objective by investing in
   MONY Series Fund, Inc. Long Term Bond         highly-rated debt securities, U.S.
   Portfolio.                                    Government obligations, and money market
                                                 instruments, together having a
                                                 dollar-weighted average life of more than
                                                 8 years.
   --------------------------------------------------------------------------------------------

   THE EQUITY SUBACCOUNT                         Long-term capital appreciation. Seeks to
                                                 achieve this objective by investing in a
   This subaccount purchases shares of the       diversified portfolio of primarily equity
   Enterprise Accumulation Trust Equity          securities selected on the basis of a
   Portfolio.                                    value-oriented approach to investing.
   --------------------------------------------------------------------------------------------

   THE MANAGED SUBACCOUNT                        Provide growth of capital over time. Seeks
                                                 to achieve investment objective by
   This subaccount purchases shares of the       investing in a portfolio consisting of
   Enterprise Accumulation Trust Managed         common stocks, bonds and cash equivalents,
   Portfolio.                                    the percentage of which vary over time
                                                 based on the investment manager assessment
                                                 of the relative investment values.
   --------------------------------------------------------------------------------------------

   THE SMALL COMPANY VALUE SUBACCOUNT            Capital appreciation. Pursues its
                                                 investment objective by investing in a
   This subaccount purchases shares of the       diversified portfolio of primarily equity
   Enterprise Accumulation Trust Small           securities of companies with market
   Company Value Portfolio.                      capitalization of under $1 billion.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE INTERNATIONAL GROWTH SUBACCOUNT           Capital appreciation. Pursues its
                                                 investment objective primarily through a
   This subaccount purchases shares of the       diversified portfolio of non-United States
   Enterprise Accumulation Trust                 equity securities.
   International Growth Portfolio.
   --------------------------------------------------------------------------------------------

   THE GROWTH SUBACCOUNT                         Seeks capital appreciation, primarily from
                                                 investments in common stocks.
   This subaccount purchases shares of the
   Enterprise Accumulation Trust Growth
   Portfolio.
   --------------------------------------------------------------------------------------------

   THE GROWTH AND INCOME SUBACCOUNT              Seeks total return in excess of the total
                                                 return of the Lipper Growth and Income
   This subaccount purchases shares of the       Mutual Funds Average measured over anew
   Enterprise Accumulation Trust Growth and      period of three to five years, by
   Income Portfolio.                             investing in a broadly diversified group
                                                 of large capitalization stocks.
   --------------------------------------------------------------------------------------------

   THE EQUITY INCOME SUBACCOUNT                  Invests in a combination of growth and
                                                 income to seek to achieve an above average
   This subaccount purchases shares of the       and consistent total return, primarily
   Enterprise Accumulation Trust Equity          from investments in dividend paying common
   Income Portfolio.                             stocks.
   --------------------------------------------------------------------------------------------

   THE SMALL COMPANY GROWTH SUBACCOUNT           Seek capital appreciation by investing
                                                 primarily in common stocks of small
   This subaccount purchases shares of the       capitalization companies believed by the
   Enterprise Accumulation Trust Small           portfolio manager to have an outlook for
   Company Growth Portfolio.                     strong earnings growth and potential for
                                                 significant capital appreciation.
   --------------------------------------------------------------------------------------------

   THE CAPITAL APPRECIATION SUBACCOUNT           Seeks maximum capital appreciation,
                                                 primarily through investment in common
   This subaccount purchases shares of the       stocks of companies that demonstrate
   Enterprise Accumulation Trust Capital         accelerating earnings momentum and
   Appreciation Portfolio.                       consistently strong financial
                                                 characteristics.
   --------------------------------------------------------------------------------------------

   --------------------------------------------------------------------------------------------
      SUBACCOUNT AND DESIGNATED PORTFOLIO                   INVESTMENT OBJECTIVE
   --------------------------------------------------------------------------------------------
   THE HIGH YIELD BOND SUBACCOUNT                Maximum current income. Seeks to meet its
                                                 investment objective primarily by
   This subaccount purchases shares of the       investing in debt securities that are
   Enterprise Accumulation Trust High Yield      rated Ba or lower by Moody's Investors
   Bond Portfolio.                               Service, Inc. or BB or lower by Standard &
                                                 Poor's Corporation. These lower rated
                                                 bonds are commonly referred to as "Junk
                                                 Bonds." Bonds of this type are considered
                                                 to be speculative with regard to the
                                                 payment of interest and return of
                                                 principal. Investment in these types of
                                                 securities has special risks and
                                                 therefore, may not be suitable for all
                                                 investors. Investors should carefully
                                                 assess the risks associated with
                                                 allocating payments to this subaccount.
   --------------------------------------------------------------------------------------------

                                   THE FUNDS

     Each available subaccount of MONY Variable Account A will invest only in the shares of the designated portfolio of MONY Series Fund, Inc. or The Enterprise Accumulation Trust (collectively called the "Funds"). The Funds are registered with the SEC under the 1940 Act as open-end diversified management investment companies. These registrations do not involve supervision by the SEC of the management or investment practices or policies of the Funds. The Funds, or either of them, may withdraw from sale any or all the respective portfolios as allowed by applicable law.

MONY SERIES FUND, INC.

     Only shares of four of the seven portfolios of MONY Series Fund, Inc. can be purchased by a subaccount available to you. Each of the portfolios has different investment objectives and policies. MONY Life Insurance Company of America, a wholly-owned subsidiary of the Company ("MONY America") is a registered investment adviser under the Investment Advisers Act of 1940. MONY America serves as investment adviser to MONY Series Fund, Inc. It paid all expenses associated with organizing MONY Series Fund, Inc. when the Fund was organized in 1985. Those expenses included the costs of the initial registration of its securities. MONY America, as investment adviser, currently pays the compensation of the Fund's directors, officers, and employees who are affiliated in some way with the Company. MONY Series Fund, Inc. pays for all other expenses including, for example, the calculation of the net asset value of the portfolios. To carry out its duties as an investment adviser, MONY America has entered into a Services Agreement with the Company to provide personnel, equipment, facilities and other services. As the investment adviser to MONY Series Fund, Inc., MONY America receives a daily investment advisory fee for each portfolio (see chart below). Fees are deducted daily and paid to MONY America monthly.

     The following table describes the portfolios available and their respective investment advisers and the investment advisory fees:

--------------------------------------------------------------------------------------------
      PORTFOLIO AND INVESTMENT ADVISER                    INVESTMENT ADVISORY FEE
--------------------------------------------------------------------------------------------
  GOVERNMENT SECURITIES PORTFOLIO               Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% in excess of $800 million of the
  the Investment Adviser                        portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
      PORTFOLIO AND INVESTMENT ADVISER                    INVESTMENT ADVISORY FEE
--------------------------------------------------------------------------------------------
  LONG TERM BOND PORTFOLIO                      Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% in excess of $800 million of the
  the Investment Adviser.                       portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

  INTERMEDIATE TERM BOND PORTFOLIO              Annual rate of 0.50% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% in excess of $800 million of the
  the Investment Adviser.                       portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

  MONEY MARKET PORTFOLIO                        Annual rate of 0.40% of the first $400
                                                million, 0.35% of the next $400 million, and
  MONY Life Insurance Company of America is     0.30% of assets in excess of $800 million of
  the Investment Adviser.                       the portfolio's aggregate average daily net
                                                assets.
--------------------------------------------------------------------------------------------

ENTERPRISE ACCUMULATION TRUST

     Enterprise Accumulation Trust has ten portfolios, the shares of which can all be purchased by the subaccounts available to you. Enterprise Capital Management, Inc. ("Enterprise Capital"), a wholly owned subsidiary of MONY Life Insurance Company, is the investment adviser of Enterprise Accumulation Trust. Enterprise Capital is responsible for the overall management of the portfolios, including meeting the investment objectives and policies of the portfolios. Enterprise Capital contracts with sub-investment advisers to assist in managing the portfolios. For information about the sub-advisers for each portfolio, see
page   of the Enterprise Accumulation Trust prospectus which accompanies this prospectus. Enterprise Accumulation Trust pays an investment advisory fee to Enterprise Capital which in turn pays the sub-investment advisers. Fees are deducted daily and paid to Enterprise Capital on a monthly basis. The investment adviser, sub-investment adviser and daily investment advisory fees and sub-investment advisory fees for each portfolio are shown in the table below:

------------------------------------------------------------------------------------------------------
PORTFOLIO AND SUB-INVESTMENT ADVISER     INVESTMENT ADVISER FEE        SUB-INVESTMENT ADVISER FEE
------------------------------------------------------------------------------------------------------
  EQUITY PORTFOLIO                    Annual rate of 0.80% of the     Annual rate of 0.40% up to
                                      first $400 million, 0.75% of    $1 billion, and 0.30% in
  OpCap Advisors (subsidiary of       the next $400 million and       excess of $1 billion of the
  Oppenheimer Capital) is the         0.70% in excess of $800         portfolio's aggregate
  sub-investment adviser.             million of the portfolio's      average daily net assets.
                                      aggregate average daily net
                                      assets.
------------------------------------------------------------------------------------------------------

  MANAGED PORTFOLIO                   Annual rate of 0.80% of the     Annual rate of 0.40% up to
                                      first $400 million, 0.75% of    $1 billion, 0.30% in excess
  OpCap Advisors (subsidiary of       the next $400 million and       of $1 billion, and 0.25% in
  Oppenheimer Capital) is the         0.70% in excess of $800         excess of $2 billion of the
  sub-investment adviser.             million of the portfolio's      portfolio's aggregate
                                      aggregate average daily net     average daily net assets.
                                      assets.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
PORTFOLIO AND SUB-INVESTMENT ADVISER     INVESTMENT ADVISER FEE        SUB-INVESTMENT ADVISER FEE
------------------------------------------------------------------------------------------------------
  SMALL COMPANY VALUE PORTFOLIO       Annual rate of 0.75% of the     Annual rate of 0.40% of the
                                      portfolio's aggregate           first $1 billion and 0.30%
  Gabelli Asset Management, Inc. is   average daily net assets.       in excess of $1 billion of
  the sub-investment adviser.                                         the portfolio's aggregate
                                                                      average daily net assets.
------------------------------------------------------------------------------------------------------

  HIGH YIELD BOND PORTFOLIO           Annual rate of 0.60% of the     Annual rate of 0.30% of the
                                      portfolio's aggregate           first $100 million and 0.25%
  Caywood Scholl Capital Corporation  average daily net assets.       in excess of $100 million of
  is the sub-investment adviser.                                      the portfolio's aggregate
                                                                      average daily net assets.
------------------------------------------------------------------------------------------------------

  INTERNATIONAL GROWTH PORTFOLIO      Annual rate of 0.85% of the     Annual rate of 0.45% of the
                                      portfolio's aggregate           first $100 million of the
  Brinson Partners, Inc. is the       average daily net assets.       portfolio's aggregate
  sub-investment adviser.                                             average daily net assets
                                                                      (fee declines as assets
                                                                      exceed $100 million).
------------------------------------------------------------------------------------------------------

  GROWTH PORTFOLIO                    Annual rate of 0.75% of the     Annual rate of 0.30% of the
                                      portfolio's aggregate           first $1 billion and 0.20%
  Montag & Caldwell, Inc. is the      average daily net assets.       in excess of $1 billion of
  sub-investment adviser.                                             the portfolio's aggregate
                                                                      average daily net assets.
------------------------------------------------------------------------------------------------------

  GROWTH AND INCOME PORTFOLIO         Annual rate of 0.75% of the     Annual rate of 0.30% of the
                                      portfolio's aggregate           first $100 million, 0.25% of
  Retirement System Investors, Inc.   average daily net assets.       the next $100 million, and
  is the sub-investment adviser.                                      0.20% in excess of $200
                                                                      million of the portfolio's
                                                                      aggregate average daily net
                                                                      assets.
------------------------------------------------------------------------------------------------------

  EQUITY INCOME PORTFOLIO             Annual rate of 0.75% of the     Annual rate of 0.30% of the
                                      portfolio's aggregate           first $100 million, 0.25% of
  1740 Advisers (affiliate of MONY    average daily net assets.       the next $100 million, and
  Life Insurance Company of                                           0.20% in excess of $200
  America).                                                           million of the portfolio's
                                                                      aggregate average daily net
                                                                      assets.
------------------------------------------------------------------------------------------------------

  SMALL COMPANY GROWTH PORTFOLIO      Annual rate of 1.00% of the     Annual rate of 0.65% of the
                                      portfolio's aggregate           first $50 million, 0.55% of
  Pilgrim Baxter & Associates, Ltd.   average daily net assets.       the next $50 million and
  is the sub-investment adviser.                                      0.45% in excess of $100
                                                                      million of the portfolio's
                                                                      aggregate average daily net
                                                                      assets.
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
PORTFOLIO AND SUB-INVESTMENT ADVISER     INVESTMENT ADVISER FEE        SUB-INVESTMENT ADVISER FEE
------------------------------------------------------------------------------------------------------
  CAPITAL APPRECIATION PORTFOLIO      Annual rate of 1.00% of the     Annual rate of 0.65% of the
                                      portfolio's aggregate           first $50 million, 0.55% of
  Provident Investment Counsel, Inc.  average daily net assets.       the next $50 million and
  is the sub-investment adviser.                                      0.45% in excess of $100
                                                                      million of the portfolio's
                                                                      aggregate average daily net
                                                                      assets.
------------------------------------------------------------------------------------------------------

     The investment objectives of each portfolio are fundamental and may not be changed without the approval of the holders of a majority of the outstanding shares of the portfolio affected. For each of the Funds a majority means the lesser of:

          (1) 67% of the portfolio shares represented at a meeting at which more than 50% of the outstanding portfolio shares are represented, or

          (2) More than 50% of the outstanding portfolio shares.

     Each Owner should periodically review their allocation of purchase payments and Cash Values among the subaccounts and the guaranteed interest account in light of their current objectives, the current market conditions, and the risks of investing in each of the Funds' various portfolios. A full description of the objectives, policies, restrictions, risks and expenses for each of the Funds' portfolios can be found in the accompanying prospectus for each of the Funds. The prospectus for each of the Funds should be read together with this prospectus.

PURCHASE OF PORTFOLIO SHARES BY MONY VARIABLE ACCOUNT A

     MONY Variable Account A will buy and redeem shares from the Funds at net asset value. Shares will be redeemed when needed for the Company to:

     - Collect charges under the Contracts.

     - Pay Cash Value on full surrenders of the Contracts.

     - Fund partial surrenders.

     - Provide benefits under the Contracts.

     - Transfer assets from one subaccount to another or between one or more subaccounts of MONY Variable Account A and the Guaranteed Interest Account as requested by Owners.

Any dividend or capital gain distribution received from a portfolio of a Fund will be:

     - Reinvested immediately at net asset value in shares of that portfolio.

     - Kept as assets of the corresponding subaccount.

CASH VALUE -- The Contract's Fund Value, less (1) any applicable Surrender Charge, (2) any outstanding loan, and (3) any applicable market value adjustment.

     The Board of Directors of MONY Series Fund, Inc. and the Board of Trustees of The Enterprise Accumulation Trust monitor the respective Fund for the existence of material irreconcilable conflict between the interests of variable annuity Owners and variable life insurance Owners. The Boards shall report any such conflict to the boards of the Company and its affiliates. The Boards of Directors of the Company and its affiliates have agreed to be responsible for reporting any potential or existing conflicts to the Directors and Trustees of each of the Funds. The Boards of Directors of the Company and its affiliates will remedy any conflict at their own cost. The remedy may include establishing a new registered management investment company and segregating the assets underlying the variable annuity contracts and the variable life insurance contracts.

GUARANTEED INTEREST ACCOUNT

     The Guaranteed Interest Account is a part of the Company's General Account and consists of all the Company's assets other than assets allocated to segregated investment accounts of the Company, including MONY Variable Account A.

     Crediting of Interest. The entire initial purchase payment always earns interest at a rate not less than 3.5% per year until the end of the Right to Return Contract period. When the Right to Return Contract period ends, the entire initial purchase payment plus interest earned is transferred to the selected subaccounts and Guaranteed Interest Account accumulation periods.

     Any Net Purchase Payments you as Owner of the Contract allocate to the Guaranteed Interest Account will be credited with interest at the rate declared by the Company. The Company guarantees that the rate credited will not be less than 3.5% (0.009426%, compounded daily). If you allocate purchase payments (or transfer funds) to the Guaranteed Interest Account, you will choose between accumulation periods of 3, 5, 7, or 10 years. Before the beginning of each calendar month, the Company will declare interest rates for each period, if those rates will be higher than the guaranteed rate. Each interest rate declared by the Company will be applicable for all Net Purchase Payments received or transfers from MONY Variable Account A completed within the period during which it is effective. Purchase payments you allocate to the Accumulation Period you select will receive this interest rate for the entire period. Within 45 days, but not less than 15 days before the Accumulation Period expires, we will notify you of the new rates we are then declaring. When the period expires you can elect an accumulation period of 3, 5, 7, or 10 years or may elect to transfer the entire amount allocated to the expiring accumulation period to the separate account. If you make no election, the entire amount allocated to the expiring accumulation period will automatically be held for an accumulation period of the same length. If that period will extend beyond the maturity date or if that period is no longer offered, the money will be transferred into the Money Market subaccount.

     Surrenders. When you as Contract Owner request Contract Fund Values from the Guaranteed Interest Account be transferred to MONY Variable Account A, surrendered, loaned to you, or used to pay any charge imposed in accordance with the Contract, you must tell the Company the source by interest rate accumulation period of amounts you request be transferred, surrendered, loaned, or used to pay charges.

     Market Value Adjustment. Amounts taken from the Guaranteed Interest Account because of partial and full surrenders or transfers from the Guaranteed Interest Account are subject to Market Value Adjustment. This Adjustment is determined by multiplying the amount of the surrender or transfer from each accumulation period and interest rate by the following factor:

                         [(1 + a)/(1 + b)](n-t)/12) - 1

where

        a = rate declared at the beginning of accumulation period b = rate then currently declared for an accumulation period equal to the time remaining in the guaranteed period, plus 0.25%

        n = guaranteed period in months

        t = number of elapsed months (or portion thereof) in the guaranteed period

     If an Accumulation Period equal to the time remaining is not issued by the Company, the rate will be an interpolation between two available Accumulation Periods. If two such Periods are not available, we will use the rate for the next available Accumulation Period.

     Market Value Adjustments do not apply for partial or full surrenders or transfers requested within 30 days of the end of the accumulation period, nor to any benefits paid upon the death of the Annuitant. The Market Value Adjustment does apply to benefits paid upon death of the Owner.

     The Guaranteed Interest Account and its Market Value Adjustment feature are described in greater detail in a separate prospectus attached to this prospectus for your convenience.

                     DETAILED INFORMATION ABOUT THE POLICY

     The Fund Value in MONY Variable Account A and in the Guaranteed Interest Account with Market Value Adjustment provide many of the benefits of your Contract. The information in this section describes the benefits, features, charges and major provisions of the Contract and the extent to which those depend upon the Fund Value, particularly the Fund Value in MONY Variable Account
A. Attached to this prospectus is a prospectus describing the Guaranteed Interest Account with Market Value Adjustment and its various features, charges and major provisions.

PAYMENT AND ALLOCATION OF PURCHASE PAYMENTS

  Issuance of the Contract

     Individuals who want to buy a Contract must:

          (1) Complete an application.

          (2) Personally deliver the application to:

             (a) A licensed agent of the Company who is also a registered representative of the principal underwriter for the Contracts, MONY Securities Corporation ("MSC"), or

             (b) A registered representative of a broker dealer which had been authorized by MSC to sell the Contract.

          (3) Pay the minimum initial purchase payment.

     The minimum purchase payment for individuals varies depending upon the use of the Contract and the method of purchase. The chart below shows the minimum purchase payment for each situation.

--------------------------------------------------------------------------------------------------------
                     USE OF CONTRACT OR
              METHOD OF MAKING PURCHASE PAYMENT                      MINIMUM PURCHASE PAYMENT
--------------------------------------------------------------------------------------------------------
    Individual retirement accounts and annuities under     $2,000
    Section 408 of the Code (other than Simplified
    Employee Pensions)
--------------------------------------------------------------------------------------------------------
    Non-Qualified Plans                                    $2,000
--------------------------------------------------------------------------------------------------------
    H.R. 10 plans (self-employed individuals' retirement   $600
    plans under 401 or 403(c) of the Code), certain
    corporate or association retirement plans, Simplified
    Employee Pensions under Section 408 and 408A of the
    Code
--------------------------------------------------------------------------------------------------------
    Annuity purchase plans sponsored by certain            $600
    tax-exempt organizations, governmental entities and
    deferred compensation plans under Section 457 of the
    Code
--------------------------------------------------------------------------------------------------------
    Payroll deduction and automatic checking account       Annualized rate of $600 (i.e., $600 per year,
    withdrawal plans                                       $300 semiannually, $150 quarterly or $50 per
                                                           month)
--------------------------------------------------------------------------------------------------------
    Government Allotment Plans                             $50 per month
--------------------------------------------------------------------------------------------------------

Additional purchase payments of at least $100 may be made at any time. However, for certain automatic payment plans, the smallest additional payment is $50.

     The Company reserves the right to revise its rules from time to time to specify different minimum Purchase Payments. In addition, the prior approval of the Company is needed before it will accept a Purchase Payment if, with that
Payment:

          (1) Cumulative Purchase Payments made under any one or more Contracts held by the Contract Owner, less

          (2) The amount of any prior partial surrenders and their Surrender Charges, exceed

          (3) $1,500,000.

     The Company reserves the right to reject an application for any reason permitted by law.

     Net Purchase Payments received before the Effective Date will be held in the Company's General Account and will be credited with interest at not less than 3.5% per year if:

          (1) The Contract is issued by the Company, and

          (2) The Contract is accepted by the Owner.

No interest will be paid if the Contract is not issued or if it is declined by the Owner. Net Purchase Payments will be held in the Company's General Account if:

          (1) The application is approved,

          (2) The Contract is issued, and

          (3) The Owner accepts the Contract.

These amounts will be held in that Account pending end of the Right to Return
Contract Period. (See "Free Look Privilege" on page   .) Interest will be
credited on amounts held in the General Account beginning on the date the amounts are received. Amounts are received on the day of actual receipt at the Company's Operation Center. The prospective buyer will be told the reasons for the delay, the initial Purchase Payment will be returned in full and the application declined if:

          (1) The application is not complete when received, and

          (2) The application is not completed within 5 days.

The application will not be declined if the prospective buyer consents to the Company's keeping the Purchase Payment until the application is completed.

  Right to Return Contract Provision

     The Owner may return the Contract within 10 days of the delivery date. The Contract must be returned to the Company or any agent of the Company. When the Company receives the Contract, it will be voided as if it were never in effect. The amount to be refunded is equal to all purchase payments received by the Company.

  Allocation of Payments and Fund Value

     Allocation of Payments. On the application, the Owner may allocate Net Purchase Payments to the subaccount(s) of MONY Variable Account A or to the Guaranteed Interest Account. Net Purchase Payments (and any interest thereon) are held in the General Account if they are received before the end of the Right to Return Contract Period. The Net Purchase Payments will earn interest at a rate not less than 3.5% per year beginning on the later of:

          (1) The Effective Date of the Contract, and

          (2) The date the Payment is received at the Company's Operations
     Center.

     Net Purchase Payments will continue to earn 3.5% annual interest until the Right to Return Contract Period expires. (See "Right to Return Contract Provision above.) After the Right to Return Contract Period has expired, the Contract's Fund Value will automatically be transferred to MONY Variable Account A subaccount(s) or to the Guaranteed Interest Account according to the Owner's percentage allocation.

     After the Right to Return Contract Period, under a non-automatic payment plan, if the Owner does not:

          (1) Specify the amount to be allocated among subaccounts, or

          (2) Specify the percentage to be allocated among subaccounts, or

          (3) The amount or percentage specified is incorrect or incomplete,

the Net Purchase Payments will be allocated under the Owner's most recent instructions on record with the Company. The amount specified must not be less than $10.00 and the percentage specified must not be less than 10% of the Payment. For automatic payment plans, Net Purchase Payments will be allocated according to the Owner's most recent instructions on record.

     The Owner may change the specified allocation formula for future Net Purchase Payments at any time without charge by sending written notification to the Company at the Operations Center. Prior allocation instructions may also be changed by telephone subject to the rules of the Company and its right to terminate telephone allocation. The Company reserves the right to deny any telephone allocation request. If all telephone lines are busy (for example, during periods of substantial market fluctuations), Owners may be unable to request telephone allocation changes by telephone. In such cases, an Owner would submit a written request. Any such change, whether made in writing or by telephone, will be effective when recorded on the records of the Company, in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. The Company has adopted rules relating to changes of allocations by telephone which, among other things, outlines procedures designed, and which the Company believes are reasonable, to prevent unauthorized instructions. If these procedures are followed:

          (1) The Company shall not be liable for any loss as a result of following fraudulent telephone instructions, and

          (2) The Owner will therefore bear the entire risk of loss due to fraudulent telephone instructions.

A copy of the rules and the Company's form for electing telephone allocation privileges is available from licensed agents of the Company who are registered representatives of MSC or by calling 1-800-487-6669. The

Company's form must be signed and received at the Company's Operations Center before telephone allocation instructions will be accepted.

     Net Purchase Payments may be allocated in whole percentages to any number of the available subaccounts and to the Guaranteed Interest Account. Allocations must be in whole percentages, and no allocation may be for less than 10% of a Net Purchase Payment. Allocation percentages must total 100%.

     When allocated Purchase Payments are received they are credited to subaccounts of MONY Variable Account A in the form of Units. The number of Units is determined by dividing the dollar amount allocated to a particular subaccount by the unit value for that subaccount for the Business Day on which the Purchase Payment is received.

  Calculating Unit Values for Each Subaccount

     The unit value of each subaccount on its first Business Day was set at $10.00. The Company computes the unit value of a subaccount on any later Business Day as follows:

          (1) Calculate the value of the shares of the portfolio belonging to the subaccount as of the close of business that Business Day. This calculation is done before giving effect to any policy transactions for that day, such as purchase payments or surrenders. For this purpose, the net asset value per share reported to the Company by the managers of the portfolio is used.

          (2) Add the value of any dividends or capital gains distributions declared and reinvested by the portfolio during the valuation period. Subtract from this amount a charge for taxes, if any.

          (3) Subtract a charge for the mortality and expense risk assumed by the Company under the policy. If the previous day was not a Business Day, then the charge is adjusted for the additional days between valuations.

          (4) Divide the resulting amount by the number of units held in the subaccount on the Business Day before the purchase or redemption of any units on that date.

     The unit value of these subaccounts may increase, decrease or remain the same from Business Day to Business Day. The Unit value depends on the investment performance of the portfolio of the Fund in which the subaccount invests and any expenses and charges deducted from MONY Variable Account A. The Owner bears the entire investment risk. Owners should periodically review their allocations of payments and values in light of market conditions and overall financial planning requirements.

  Calculation of Guaranteed Interest Account Fund Value

     Net Purchase Payments to be allocated to the Guaranteed Interest Account will be credited to the accumulation period chosen by the Contract Owner on:

          (1) The date received at the Operations Center, or

          (2) If the day Payments are received is not a Business Day, then on the next Valuation Date.

Interest will be credited daily. That part of a Net Purchase Payments allocated to the Guaranteed Interest Account that exceeds the $250,000 limit imposed by the Company will be returned to the Owner.

  Calculation of Fund Value

     The Contract's Fund Value will reflect:

     - The investment performance of the selected subaccount(s) of MONY Variable Account A.

     - Amounts credited (including interest) to the Guaranteed Interest Account.

     - Any Net Purchase Payments.

     - Any Partial Surrenders.

     - All Contract charges (including surrender charges) imposed.

There is no guaranteed minimum Fund Value, except to the extent Net Purchase Payments have been allocated to the Guaranteed Interest Account. Because a Contract's Fund Value at any future date will be dependent on a number of variables, it cannot be predetermined.

     The Fund Value will be computed first on the Effective Date and thereafter on each Business Day. On the Effective Date, the Contract's Fund Value will be the Net Purchase Payments received plus any interest credited on those Payments during the period when Net Purchase Payments are held in the General Account.
(See "Issuance of the Contract" at page   .)

     After allocation of the amounts in the General Account to MONY Variable Account A or the Guaranteed Interest Account, on each Business Day, the Contract's Fund Value will be computed as follows:

          (1) Determine the aggregate of the Fund Values attributable to the Contract in each of the subaccounts on the Business Day. This is done by multiplying the subaccount's Unit value on that date by the number of subaccount Units allocated to the Contract;

          (2) Add any amount credited to the Guaranteed Interest Account. This amount is the aggregate of all Net Purchase payments and:

           - The addition of any interest credited.

           - Addition or subtraction of any amounts transferred.

           - Subtraction of any partial surrenders.

           - Subtraction of any Contract charges, deductions, and any Market
             Value

          (3) Add the value attributable to any loan account;

          (4) Add any Net Purchase Payment received on that Business Day;

          (5) Subtract any partial surrender amount and its Surrender Charge made on that Business Day;

          (6) Subtract any Annual Contract Charge deductible on that Business
     Day.

     In computing the Contract's Fund Value, the number of subaccount Units allocated to the Contracts is determined after any transfers among subaccounts or between one or more of the subaccounts and the Guaranteed Interest Account. Any transfer charges are also deducted. However, the computation of the Contract's Fund Value is done before any other Contract transactions on the Business Day, such as:

     - Receipt of Net Purchase Payments.

     - Partial Surrenders.

If a transaction would ordinarily require that the Contract's Fund Value be computed for a day that is not a Business Day, the next following Business Day will be used.

     Transfers. You may transfer the value of the Contract among the subaccounts after the Right to Return Contract Period has expired by sending a proper written request to the Company's Operations Center. Transfers may be made by telephone if you have proper authorization. See "Allocations of Premium and
Fund Value," page   . Currently, there are no limitations on the number of
transfers between subaccounts.

     A transfer charge is not currently imposed on transfers. (See "Charges
Against Fund Value -- Transfer Charge" at page   .) However, the Company
reserves the right to impose a charge which will not exceed $25 per transfer. If imposed the charge will be deducted from the first subaccount(s) or the Guaranteed Interest Account from which the amounts are transferred. This charge is in addition to the amount transferred. All transfers in a single request are treated as one transfer transaction. A transfer resulting from the first reallocation of Fund Value at the end of the Right to Return Contract Period will not be subject to a transfer charge. Under present law, transfers are not taxable transactions.

CONTRACT YEAR -- Any period of twelve (12) months commencing with the Effective Date and each Contract Anniversary thereafter.

     Transfers Involving the Guaranteed Interest Account. Transfers may be made from the Guaranteed Interest Account at any time, but, if they are made before the end of the 3, 5, 7, or 10 year accumulation period there will be a Market Value Adjustment. If the transfer request is received within 30 days before the end of the Accumulation Period, no market value adjustment will apply.

TERMINATION OF THE CONTRACT

     The Contract will remain in effect until the earlier of:

          (1) The date the Contract is surrendered in full,

          (2) The date annuity payments start,

          (3) The Contract Anniversary on which, after deduction for any Annual Contract Charge then due, no Fund Value in the subaccounts and the Guaranteed Interest Account remains in the Contract, and

          (4) The date the Death Benefit is payable under the Contract.

CONTRACT ANNIVERSARY -- An anniversary of the Effective Date of the Contract.

EFFECTIVE DATE -- The date shown as the Effective Date of the Contract.

                                   SURRENDERS

     The Owner may elect to make a surrender of all or part of the Contract's value provided it is:

     - On or before the annuity payments start, and

     - During the lifetime of the Annuitant.

     Any such election shall specify the amount of the surrender. The surrender will be effective on the date a proper written request is received by the Company at its Operation Center.

     The amount of the surrender may be equal to the Contract's Cash Value, which is its Fund Value less

          (1) any applicable Surrender Charge,

          (2) any applicable Market Value Adjustment, and

          (3) any Outstanding Debt.

The Surrender may also be for a lesser amount (a "partial surrender"). Requested partial surrenders that would leave a Fund Value of less than $1,000 are treated and processed as a full surrender. In such case, the entire Cash Value will be paid to the Owner. For a partial surrender, any Surrender Charge or any applicable Market Value Adjustment will be in addition to the amount requested by the Owner.

MARKET VALUE ADJUSTMENT -- An amount added to or deducted from the amount surrendered or transferred from the Guaranteed Interest Account for Contracts issued in certain states.

ACCUMULATION PERIOD -- Currently 3, 5, 7 and 10 years. The Period starts on the Business Day that falls on, or next follows the date the purchase payment is transferred into the Guaranteed Interest Account and ends on the monthly contract anniversary immediately prior to the last day of that Period.

     A surrender will result in the cancellation of Units and the withdrawal of amounts credited to the Guaranteed Interest Account accumulation periods as chosen by the Owner. The aggregate value of the surrender will be equal to the dollar amount of the surrender plus, if applicable, any Surrender Charge and any applicable Market Value Adjustment. For a partial surrender, the Company will cancel Units of the particular subaccounts and withdraw amounts from the Guaranteed Interest Account accumulation period under the allocation specified by the Owner. Allocations may be by either amount or percentage. Allocations by percentage must be in whole percentages (totaling 100%). At least 10% of the partial surrender must be allocated to any subaccount designated by the Owner. The request will not be accepted if:

     - There is insufficient Fund Value in the Guaranteed Interest Account or a subaccount to provide for the requested allocation against it, or

     - The request is incorrect.

     Any surrender charge will be allocated against the Guaranteed Interest Account and each subaccount in the same proportion that each allocation bears to the total amount of the partial surrender.

     Any cash surrender amount will be paid in accordance with the requirements of state insurance departments and the Investment Company Act of 1940. . However, the Company may be permitted to postpone such payment under the 1940 Act. Postponement is currently permissible only for any period during which

          (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or

          (2) trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, or

          (3) an emergency exists as a result of which disposal of securities held by the Fund is not reasonable practicable or it is not reasonably practicable to determine the value of the net assets of the Fund, or

          (4) for such other periods as the Securities and Exchange Commission may by order permit for the protection of Owners.

     Any cash surrender involving payment from amounts credited to the Guaranteed Interest Account may be postponed, at the option of the Company, for up to 6 months from the date the request for a surrender or proof of death is received by the Company. Surrenders involving payment from the Guaranteed Interest Account may in certain circumstances and in certain states also be subject to a Market Value Adjustment, in addition to a surrender charge. The Owner may elect to have the amount of a surrender settled under one of the
Settlement Options of the Contract. (See "Annuity Provisions" at page   .)

     Contracts offered by this prospectus may be issued in connection with retirement plans meeting the requirements of certain sections of the Internal Revenue Code. Owners should refer to the terms of their particular retirement plan for any limitations or restrictions on cash surrenders.

     The tax results of a cash surrender should be carefully considered. (See
"Federal Tax Status" at page   .)

                                     LOANS

     Qualified Contracts issued under an Internal Revenue Code Section 401(k) plan will have a loan provision. All of the following conditions apply in order for the amount to be considered a loan, rather than a (taxable) partial surrender:

     - The term of the loan must be 5 years or less.

     - Repayments are required at least quarterly and must be substantially level.

     - The loan amount is limited to certain dollar amounts as specified by the IRS.

     The Owner (Plan Trustee) must certify that these conditions are satisfied.

     In any event, the maximum outstanding loan on a contract is 50% of the Fund Value of the subaccounts and/or the Guaranteed Interest Account. Loans are not permitted before the end of the Right to Return Period. In requesting a loan, the Contract Owner must specify the subaccounts from which Fund Value equal to the amount of the loan requested will be taken. Loans from the Guaranteed Interest Account are not taken until Fund Value in the subaccounts is exhausted. If in order to provide the Contract Owner with the amount of the Loan requested, Fund Values must be taken from the Guaranteed Interest Account, then the Contract Owner must specify the Accumulation Periods from which Fund Values equal to such amount will be taken. If the Contract Owner fails to specify subaccounts and Accumulation Periods, the request for a loan will be returned to a Contract Owner.

     Values are transferred to a loan account that earns interest at an annual rate of 3.5%. The annual loan interest rate charged will be 6%.

     Loan repayments must be specifically earmarked as loan repayment and will be allocated to the subaccounts and/or the Guaranteed Interest Account using the most recent payment allocation on record.

                                 DEATH BENEFIT

DEATH BENEFIT PROVIDED BY THE CONTRACT

     The Company will pay a Death Benefit to the Beneficiary if:

     - The Annuitant dies; and

     - The death occurs before the annuity payments start.

     The amount of the Death Benefit will be the greater of

          (1) The Fund Value less any Outstanding Debt on the date of the Annuitant's death;

          (2) The Purchase Payments paid, less any partial surrenders and their Surrender Charges; and

          (3) The Enhanced Death Benefit, if any.

If there are funds allocated to the Guaranteed Interest Account at the time of death, any applicable market value adjustment will be waived. If the death of the Annuitant occurs on or after the annuity payments start, no Death Benefit will be payable except as may be provided under the Settlement Option elected.

ENHANCED DEATH BENEFIT

     Your Contract provides for an enhanced death benefit.

     On the 5th Contract anniversary and each subsequent 5th Contract anniversary prior to the Annuitant's 71st birthday (prior to the first 5th anniversary for issue ages greater than 65), the Guaranteed Minimum Death Benefit may be increased. If the Fund Value is greater than the current Guaranteed Minimum Death Benefit, a new the Guaranteed Minimum Death Benefit is equal to:

          1. the Fund Value on the date the new Guaranteed Minimum Death Benefit is to be calculated;

          2. proportionately reduced by any partial surrenders including surrender charges and any applicable market value adjustments assessed since the last recalculation of the Guaranteed Minimum Death Benefit

          3. In no event will the Guaranteed Minimum Death Benefit exceed 200% of the total purchase payments made, reduced proportionately for:

             - Each partial surrender (including surrender charges and applicable market value adjustments, if applicable), less

             -  Any Outstanding Debt.

     The proportionate reduction for each partial surrender will be equal to:

          (1) The amount of that partial surrender (including any surrender charges and applicable market value adjustment, if applicable, assessed), divided by

          (2) The Fund Value immediately before that partial surrender, multiplied by,

          (3) The enhanced death benefit immediately before the surrender.

All subaccounts are eligible for Guaranteed Minimum Death Benefit coverage.

     The cost of this enhancement is reflected in the mortality and expense risk charge. Once the last value is set (prior to the Annuitant's 71st birthday or on the first 5th anniversary if the Contract is purchased after age 65), it will not be recalculated.

     All other basic death benefits as described in this prospectus continue to apply. The largest death benefit under any of these provisions will be paid.

ELECTION AND EFFECTIVE DATE OF ELECTION

     The Owner may elect to have the Death Benefit of the Contract applied under one of four Settlement Options to effect an annuity for the Beneficiary as payee after the death of the Annuitant. The election must take place:

     - During the lifetime of the Annuitant, and

     - Before the annuity payments start.

If no election of a Settlement Option for the Death Benefit is in effect on the date when proceeds become payable, the Beneficiary may elect

          (1) to receive the Death Benefit in the form of a cash payment; or

          (2) to have the Death Benefit applied under one of the Settlement Options.

(See "Settlement Options" at page   .) If an election by the payee is not
received by the Company within one month following the date proceeds become payable, the payee will be considered to have elected a cash payment. Either election described above may be made by filing a written election with the Company in such form as it may require. Any proper election of a method of settlement of the Death Benefit by the Owner will become effective on the date it is signed. However, any election will be subject to any payment made or action taken by the Company before receipt of the notice at the Company's Operation Center.

     Settlement option availability may be restricted by the terms of any applicable retirement plan and any applicable legislation for any limitations or restrictions on the election of a method of settlement and payment of the Death Benefit.

PAYMENT OF DEATH BENEFIT

     If the Death Benefit is to be paid in cash to the Beneficiary, payment will be made within seven (7) days of the date

     - the election becomes effective, or

     - the election is considered to become effective, and

     - due proof of death is received.

The Company may be permitted to postpone such payment under the 1940 Act. If the death benefit is to be paid in one sum to the Successor Beneficiary, or to the estate of the deceased Annuitant, payment will be made within seven (7) days of the date due proof of the death of the Annuitant and the Beneficiary is received by the Company.

                             CHARGES AND DEDUCTIONS

     The following table summarizes the charges and deductions under the
Contract:
--------------------------------------------------------------------------------

                       DEDUCTIONS FROM PURCHASE PAYMENTS
--------------------------------------------------------------------------------

     Tax Charge                                    State and local -- 0%-3.5% -- Company
                                                   currently assumes responsibility; current
                                                   charge to Owner 0%.
                                                   Federal -- Currently 0% (Company reserves
                                                   the right to charge in the future.)

--------------------------------------------------------------------------------

                    DAILY DEDUCTION FROM VARIABLE ACCOUNT A

----------------------------------------------------------------------------------------------
     Mortality & Expense Risk Charge               Current daily rate -- 0.003425%
     Annual Rate deducted daily from net assets    Current Annual rate -- 1.25% (Company
                                                   reserves the right to charge up to 1.35%)

--------------------------------------------------------------------------------

                           DEDUCTIONS FROM FUND VALUE

----------------------------------------------------------------------------------------------
     Annual Contract Charge                        Non-Qualified Contracts -- $0
     Current charges listed may be increased to    IRA and SEP-IRA -- $0
     as much as $50 on 30 days written notice      Qualified Contracts -- $0
----------------------------------------------------------------------------------------------
     Transaction and Other Charges                 $0
     Transfer Charge                               (Company reserves the right to charge up to
                                                   $25)
----------------------------------------------------------------------------------------------
     Surrender Charge                              See below for grading schedule. See page
     Grades from 7% to 0% of Fund Value            "Charges and Deductions -- Charges Against
     surrendered based on a schedule.              Fund Value" for details of how it is
                                                   computed.
----------------------------------------------------------------------------------------------

The following provides additional details of the charges and deductions under the Contract.

DEDUCTIONS FROM PURCHASE PAYMENTS

     Deductions may be made from purchase payments for premium or similar taxes prior to allocation of any net purchase payment among the subaccounts. Currently, the Company makes no deduction, but may do so with respect to future payments. If the Company is going to make deductions for such tax from future purchase payments, it will give notice to each affected Owner.

CHARGES AGAINST FUND VALUE

  Daily Deduction from MONY Variable Account A

     MORTALITY AND EXPENSE RISK CHARGE

     The Company assumes mortality and expense risks. A charge for assuming such risks is deducted daily from the net assets of Variable Account A. This daily charge from MONY Variable Account A is deducted at a current daily rate equivalent to an annual rate of 1.25% from the value of the net assets of MONY Variable Account A. The rate is guaranteed not to exceed a daily rate equivalent to an annual rate of 1.35% from the value of the net assets of MONY Variable Account A. Of the 1.25% charge, .80% is for assuming mortality risks (which is guaranteed no to exceed .90%), and .45% is for assuming expense risks. The charge is deducted from MONY Variable Account A, and therefore the subaccounts, on each Business Day. These charges will not be deducted from the Guaranteed Interest Account. Where the previous day (or days) was not a Business Day, the deduction currently on the next Business Day will be 0.003425% (guaranteed not to exceed 0.003699%) multiplied by the number of days since the last Business Day. The Company reserves the right to increase the charge up to a maximum annual rate of 1.35%.

     The Company believes that this level of charge is within the range of industry practice for comparable individual flexible payment variable annuity contracts.

     The mortality risk assumed by the Company is that Annuitants may live for a longer time than projected. If that occurs, an aggregate amount of annuity benefits greater than that projected will be payable. In making this projection, the Company has used the mortality rates from the 1983 Table "a" (discrete functions without projections for future mortality), with 3 1/2% interest. The expense risk assumed is that expenses incurred in issuing and administering the Contracts will exceed the administrative charges provided in the Contracts.

     The Company does not expect to make a profit from the mortality and expense risk charge. However, if the amount of the charge exceeds the amount needed, the excess will be kept by the Company in its general account. If the amount of the charge is inadequate, the Company will pay the difference out of its general account.

  Deductions from Cash Value

     Annual Contract Charge

     The Company has primary responsibility for the administration of the Contract and MONY Variable Account A. An annual Contract charge helps to reimburse the Company for administrative expenses related to the maintenance of the Contract. Ordinary administrative expenses expected to be incurred include premium collection, recordkeeping, processing death benefit claims and surrenders, preparing and mailing reports, and overhead costs. In addition, the Company expects to incur certain additional administrative expenses in connection with the issuance of the Contract, including the review of applications and the establishment of Contract records.

     The Company intends to administer the Contract itself through an arrangement whereby it may buy some administrative services from MONY and such other sources as may be available.

     Currently, there is no annual Contract charge. The Company may in the future impose a Contract charge. The charge will never, however, exceed $50. The Owner will receive a written notice 30 days in advance of any change in the charge.

     If imposed, the Annual Contract Charge is deducted from the Fund Value on the following dates:

          (1) Each Contract Anniversary before the date annuity payments start.

          (2) On the day the annuity payments start.

The amount of the charge will be allocated against the Guaranteed Interest Account and each subaccount of MONY Variable Account A in the same proportion that the Fund Value in those accounts bears to the Fund Value of the Contract. The Company does not expect to make any profit from the administrative cost deductions.

     Transfer Charge

     Contract value may be transferred among the subaccounts or to or from the Guaranteed Interest Account and one or more of the subaccounts (including transfers made by telephone, if permitted by the Company). The Company reserves the right to impose a transfer charge for each transfer instructed by the Owner in a Contract year. The transfer charge compensates the Company for the costs of effecting the transfer. The transfer charge will not exceed $25. The Company does not expect to make a profit from the transfer charge. If imposed, the transfer charge will be deducted from the Contract's Fund Value held in the subaccount(s) or from the Guaranteed Interest Account from which the first transfer is made.

     Surrender Charge

     A contingent deferred sales charge (called a "Surrender Charge") will be imposed when a full or partial surrender is requested or at the start of annuity benefits if it is during the first eight years of the contract.

     The Surrender Charge will never exceed 7% of total Fund Value. The Surrender Charge is intended to reimburse the Company for expenses incurred in distributing the Contract. To the extent such charge is insufficient to cover all distribution costs, the Company will make up the difference. The Company will use funds from its General Account, which may contain funds deducted from Variable Account A to cover mortality and expense risks borne by the Company.
(See "Mortality and Expense Risk Charge" at page   .)

     A Surrender Charge will be computed when a surrender is made and will be deducted from the Fund Value if:

          (1) All or a part of the Contract's Cash Value (See "Surrenders" at
     page   ) is surrendered, or

          (2) The Cash Value is received at maturity when the annuity payments start.

     A Surrender Charge will not be imposed:

          (1) Against Fund Value surrendered after the eighth Contract Year.

          (2) To the extent necessary to permit the Owner to obtain an amount equal to the Free Partial Surrender Amount (See "Free Partial Surrender
     Amount" at page   .)

          (3) If the Contract is surrendered after the third Contract Year and the surrender proceeds are paid under either Settlement Option 3 or
     Settlement Option 3A (See "Settlement Options" at page   .)

     In no event will the aggregate Surrender Charge exceed 7% of the Fund
Value.

     For a partial surrender, the Surrender Charge will be deducted from any remaining Fund Value, if sufficient. If the Fund Value is not sufficient, it will be deducted from the amount surrendered. Any Surrender Charge will be allocated against the Guaranteed Interest Account and each subaccount of Variable Account A in the same proportion that the amount of the partial surrender allocated against those accounts bears to the total amount of the partial surrender.

     No Surrender Charge will be deducted from Death Benefits except as
described in "Death Benefit" at page      .

     Amount of Surrender Charge. The amount of the Surrender Charge is equal to a varying percentage of Fund Value during the first 8 Contract years. The percentage is determined by multiplying the Surrender Charge Percentage for the Contract Year by the amount of Fund Value requested as follows:
--------------------------------------------------------------------------------
                       SURRENDER CHARGE PERCENTAGE TABLE
--------------------------------------------------------------------------------

                    CONTRACT YEAR                          SURRENDER CHARGE PERCENTAGE
----------------------------------------------------------------------------------------------

                          0                                            7%
----------------------------------------------------------------------------------------------
                          1                                             7
----------------------------------------------------------------------------------------------
                          2                                             6
----------------------------------------------------------------------------------------------
                          3                                             6
----------------------------------------------------------------------------------------------
                          4                                             5
----------------------------------------------------------------------------------------------
                          5                                             4
----------------------------------------------------------------------------------------------
                          6                                             3
----------------------------------------------------------------------------------------------
                          7                                             2
----------------------------------------------------------------------------------------------
                      8 or more                                         0
----------------------------------------------------------------------------------------------

The amount of the Surrender Charge is in addition to any Market Value Adjustment that may be made if the surrender is made from Fund Value in the Guaranteed Interest Account with Market Value Adjustment. See

"Guaranteed Interest Account -- Surrenders" at page      and the prospectus for
the Guaranteed Interest Account with Market Value Adjustment which accompanies this prospectus for further details.

     Free Partial Surrender Amount. The surrender charge may be reduced by using the Free Partial Surrender Amount provided for in the Contract. The surrender charge will not be deducted in the following circumstances:

          (1) For Qualified Contracts, (other than Contracts issued for IRA and SEP-IRA), an amount up to the greater of:

             (a) $10,000 (but not more than the Contract's Fund Value), or

             (b) 10% of the Contract's Fund Value (at the beginning of the Contract year, except if the surrender is requested during the first Contract Year, then 10% of the Contract's Fund Value at the time the surrender is requested)

             may be received in each Contract Year without a surrender charge

          (2) For Non-Qualified Contracts (and Contracts issued for IRA and SEP-IRA), an amount up to 10% of the Fund Value of the Contract may be received in each Contract Year without a surrender charge.

Contract Fund Value here means the Fund Value at the beginning of the contract year in the subaccounts (and the Guaranteed Interest Account not the Loan Account). This reduction of Surrender Charge does not affect a Market Value Adjustment that may be made if the surrender is made from Fund Value in the Guaranteed Interest Account with Market Value Adjustment. See "Guaranteed
Interest Account -- Surrenders" at page      and the prospectus for the
Guaranteed Interest Account with Market Value Adjustment which accompanies this prospectus for further details.

  Taxes

     Currently, no charge will be made against MONY Variable Account A for federal income taxes. However, the Company may make such a charge in the future if income or gains within MONY Variable Account A will incur any federal income tax liability. Charges for other taxes, if any, attributable to MONY Variable
Account A may also be made. (See "Federal Tax Status" at page      .)

  Investment Advisory Fee

     Because MONY Variable Account A purchases shares of the Funds, the net assets of MONY Variable Account A will reflect the investment advisory fee and other expenses incurred by the Funds. See "Table of Fees" beginning at page for a table which shows the fees and expenses incurred during 1998 and "The Funds -- MONY Series Fund, Inc." and "The Funds -- Enterprise Accumulation
Trust" at pages      -
     for a table setting forth the investment advisory fees.

                               ANNUITY PROVISIONS

ANNUITY PAYMENTS

     Annuity payments under a Contract will begin on the date that is selected by the Owner when the Contract is applied for. The date chosen for the start of annuity payments may be:

          (1) No earlier than the Contract Anniversary after the Annuitant's 10th birthday, and

          (2) No later than the Contract Anniversary after the Annuitant's 95th birthday.

     The minimum number of years from the Effective Date to the start of annuity payments is 10. The date when annuity payments start may be:

          (1) Advanced to a date that is not earlier than the 10th Contract Anniversary.

          (2) Deferred from time to time by the Owner by written notice to the Company.

     The date when annuity payments start will be advanced or deferred if:

          (1) Notice of the advance or deferral is received by the Company prior to the current date for the start of annuity payments.

          (2) The new start date for annuity payments is a date which is not later than the Contract Anniversary after the Annuitant's 95th birthday.

A particular retirement plan may contain other restrictions.

     When annuity payments start, unless Settlement Option 3 or 3A is elected, the Contract's Cash Value, less any state taxes which may be imposed upon annuitization, will be applied to provide an annuity or any other option previously chosen by the Owner and permitted by the Company. If Settlement Option 3 or 3A is elected, the Contract's Fund Value (less any state taxes imposed upon annuitization) will be applied to provide an annuity. A supplementary contract will be issued. That contract will describe the terms of the settlement. No payments may be requested under the Contract's surrender provisions after annuity payments start. No surrender will be permitted except as may be available under the Settlement Option elected.

     For Contracts issued in connection with retirement plans, reference should be made to the terms of the particular retirement plan for any limitations or restrictions on when annuity payments start.

ELECTION AND CHANGE OF SETTLEMENT OPTION

     During the lifetime of the Annuitant and prior to the start of annuity payments, the Owner may elect:

          - One or more of the Settlement Options described below, or

          - Another settlement option as may be agreed to by the Company.

The Owner may also change any election if written notice of the change is received by the Company at its Operation Center prior to the start of annuity payments. If no election is in effect when annuity payments start, a lump sum payment will be considered to have been elected.

     Settlement Options may also be elected by the Owner or the Beneficiary as provided in the Death Benefit and Surrender sections of this Prospectus. (See
"Death Benefit" at page      and "Surrenders" at page      .)

     Where applicable, reference should be made to the terms of a particular retirement plan and any applicable legislation for any limitations or restrictions on the options that may be elected.

SETTLEMENT OPTIONS

     Proceeds settled under the Settlement Options listed below or otherwise currently available will not participate in the investment experience of the Variable Account.

     Settlement Option 1 -- Interest Income: Interest on the proceeds at a rate (not less than 2 3/4 percent per year) set by the Company each year.

     Settlement Option 2 -- Income for Specified Period: Fixed monthly payments for a specified period of time, as elected. The payments may, at the Company's option, be increased by additional interest each year.

     Settlement Option 3 -- Single Life Income: Payments for the life of the payee and for a period certain. The period certain may be (a) 0 years, 10 years, or 20 years, or (b) the period required for the total income payments to equal the proceeds (refund period certain). The amount of the income will be determined by the Company on the date the proceeds become payable.

     Settlement Option 3A -- Joint Life Income: Payments during the joint lifetime of the payee and one other person, and during the lifetime of the survivor. The survivor's monthly income may be equal to either (a) the income payable during the joint lifetime or (b) two-thirds of that income. If a person for whom this option is chosen dies before the first monthly payment is made, the survivor will receive proceeds instead under Settlement Option 3, with 10 years certain.

     Settlement Option 4 -- Income of Specified Amount: Income, of an amount chosen, for as long as the proceeds and interest last. The amount chosen to be received as income in each year may not be less than 10 percent of the proceeds settled. Interest will be credited annually on the amount remaining unpaid at a rate determined annually by the Company. This rate will not be less than 2.75 percent per year.

     The Contract contains annuity payment rates for Settlement Options 3 and 3A described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of the monthly fixed annuity payment, when this payment is based on minimum guaranteed interest as described in the Contract.

     The annuity payment rates may vary according to the Settlement Option elected and the age of the payee. The mortality table used in determining the annuity payment rates for Options 3 and 3A is the 1983 Table "a" (discrete functions, without projections for future mortality), with 3.5 percent interest.

     Under Settlement Option 3, if income based on the period certain elected is the same as the income provided by another available period or periods certain, the Company will consider the election to have been made of the longest period certain.

     In Qualified Plans, settlement options available to Owners may be restricted by the terms of the plans.

FREQUENCY OF ANNUITY PAYMENTS

     At the time the Settlement Option is chosen, the payee may request that it be paid:

     - Quarterly

     - Semiannually

     - Annually

If the payee does not request a particular installment payment, the payments will be made in monthly installments. However, if the net amount available to apply under any Settlement Option is less than $1,000, the Company has the right to pay such amount in one lump sum. In addition, if the payments provided for would be less than $25, the Company shall have the right to change the frequency of the payments to result in payments of at least $25.

ADDITIONAL PROVISIONS

     The Company may require proof of the age of the Annuitant before making any life annuity payment under the Contract. If the Annuitant's age has been misstated, the amount payable will be the amount that would have been provided under the Settlement Option at the correct age. Once life income payments begin, any underpayments will be made up in one sum with the next annuity payment. Overpayments will be deducted from the future annuity payments until the total is repaid.

     The Contract must be returned to the Company upon any settlement. Prior to any settlement of a death claim, proof of the Annuitant's death must be submitted to the Company.

     Where any benefits under the Contract are contingent upon the recipient's being alive on a given date, the Company require proof satisfactory to it that such condition has been met.

     The Contracts described in this Prospectus contain annuity payment rates that distinguish between men and women. On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. Because of this decision, the annuity payment rates that apply to Contracts purchased under an employment-related insurance or benefit program may in some cases not vary on the basis of the Annuitant's sex. Unisex rates to be provided by the Company will apply for Qualified Plans.

     Employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII, generally and any comparable state laws that may apply, on any employment-related plan for which a Contract may be purchased.

                          GUARANTEED INTEREST ACCOUNT

     The Guaranteed Interest Account is a part of the Company's General Account. It consists of all the Company's assets other than assets allocated to segregated investment accounts of the Company, including Variable Account A.

     Crediting of Interest. The entire initial purchase payment always earns interest at a rate not less than 3.5% per year until the end of the Right to Return Contract Period. At such time, it is transferred to the selected subaccounts and/or accumulation periods of the Guaranteed Interest Account. Net Purchase Payments allocated by a Owner to the Guaranteed Interest Account will be credited with interest at the rate declared by the Company for the specified period selected.

     Net purchase payments allocated by an Owner to the Guaranteed Interest Account will be credited with an interest rate declared by the Company. The interest rate is guaranteed not to be less than 3.5% annually (0.0094% compounded daily). Contract Owners who allocate purchase payments to or transfer funds into the Guaranteed Interest Account choose between a 3, 5, 7, or 10 year accumulation period. Prior to the beginning of each calendar month, interest rates will be declared for each period, if more favorable than the guaranteed rate. Each interest rate declared by the Company applies for all net purchase payments received or transfers from the Variable Account completed within the period during which it is effective. The purchase payment is locked in to this interest rate for the entire duration of the period selected by the Contract Owner. Within 45 days, but not less than 15 days before the Accumulation Period expires, we will send notice of the new rates being declared by the Company. When the period expires the Contract Owner can:

          (1) Elect an accumulation period of 3, 5, 7, or 10 years, or

          (2) May elect to transfer the entire amount allocated to the expiring accumulation period to the separate account.

If no election is made, the entire amount allocated to the expiring period will automatically be held for an accumulation period of the same duration. If that period will extend beyond the maturity date or if the period is no longer offered, the money will be transferred into the Money Market subaccount.

     Surrenders. The Contract Owner must specify the source by interest rate accumulation period of amounts withdrawn from the Guaranteed Interest Account as a result of a:

     - Transfer

     - Partial surrender

     - Loan

     - Any charge imposed in accordance with the Contract.

Partial and full surrenders or transfers from the Guaranteed Interest Account are subject to the Market Value Adjustment. This adjustment is determined by multiplying the amount of the surrender or transfer from each accumulation period and interest rate by the following factor:

                         [(1+a) / (1+b)] (n-t)/12) - 1

where

        a = rate declared at the beginning of accumulation period b = rate then currently declared for an accumulation period equal to the time remaining in the guaranteed period, plus 0.25%

        n = guaranteed period in months

        t = number of elapsed months (or portion thereof) in the guaranteed period

     If an Accumulation Period equal to the time remaining is not issued by the Company, the rate will be an interpolation between two available Accumulation Periods. If two such Periods are not available, we will use the rate for the next available Accumulation Period.

     Market Value Adjustments do not apply for partial or full surrenders or transfers requested within 30 days before the end of the accumulation period, nor to any benefits paid upon the death of the Annuitant. The Market Value Adjustment does apply to benefits paid upon death of the Owner.

                                OTHER PROVISIONS

OWNERSHIP

     The Owner has all rights and may receive all benefits under the Contract. During the lifetime of the Annuitant (and Secondary Annuitant if one has been named), the Owner is the person so designated in the application, unless:

          (1) A change in Owner is requested, or

          (2) A Successor Owner becomes the Owner.

     The Owner may name a Successor Owner or a new Owner at any time. If the Owner dies, the Successor Owner, if living, becomes the Owner. Any request for change must be:

          (1) Made in writing; and

          (2) Received at the Company.

The change will become effective as of the date the written request is signed. A new choice of Owner or Successor Owner will not apply to any payment made or action taken by the Company prior to the time a request for change is received. Owners should consult a competent tax advisor prior to changing Owners.

SUCCESSOR OWNER -- The living person who, at the death of the Owner, becomes the new Owner.

PROVISION REQUIRED BY SECTION 72(s) OF THE CODE

     The Contract under a Non-Qualified Plan will be surrendered as of the date of the Owner's death if:

     - The Owner dies before the start of annuity payments and while the Annuitant is living, and

     - That Owner's spouse is not the Successor Owner as of the date of that Owner's death (as evidenced by proof satisfactory to the Company).

If the Successor Owner is the Beneficiary, the surrender proceeds may, at the option of the Successor Owner, be paid over the life of the Successor Owner. Such payments must begin no later than one year after such date of death. If the Successor Owner is a surviving spouse, then the surviving spouse will be treated as the new Owner of the Contract. Under such circumstances, it shall not be necessary to surrender the Contract. If the spouse is not the Successor Owner and there is no designated beneficiary, the proceeds must be distributed within 5 years after the date of death. However, under the terms of the Contract, if the spouse is not the Successor Owner, the Contract will be surrendered as of the date of death and the proceeds will be paid to the Beneficiary. This provision shall not extend the term of the Contract beyond the date when death proceeds become payable.

     Further, if the Owner dies on or after annuity payments start, then any remaining portion of the proceeds will be distributed at least as rapidly as under the method of distribution being used as of the date of the Owner's death.

PROVISION REQUIRED BY SECTION 401(a)(9) OF THE CODE

     The entire interest of a Qualified Plan participant under the Contract will be distributed to the Owner or his/her Designated Beneficiary either by or beginning not later than April 1 of the calendar year following the calendar year in which the Qualified Plan Participant attains age 70 1/2. The distribution will be made over the life of such Participant or the lives of such Participant and Designated Beneficiary.

     If (i) distributions have begun in accordance with the previous paragraph, and (ii) the Participant dies before the Owner's entire interest has been distributed to him/her, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of the Participant's death. The Contract will be surrendered as of the Participant's death if:

          (1) The Participant dies before the start of such distributions, and

          (2) There is no designated Beneficiary.

The surrender proceeds must be distributed within 5 years after the date of death. But if there is a Designated Beneficiary, the surrender proceeds may, at the option of the Designated Beneficiary, be paid over the life of the Designated Beneficiary. In such case, distributions will begin not later than one year after the Participant's death. If the Designated Beneficiary is the surviving spouse of the Participant, the date on which the distributions will begin shall not be earlier than the date on which the Participant would have attained age 70 1/2. If the surviving spouse dies before distributions to him/her begin, the provisions of this paragraph shall be applied as if the surviving spouse were the Participant. If the Plan is an IRA under Section 408 of the Code, the surviving spouse may elect to forgo distribution and treat the IRA as his/her own plan.

     It is the Owner's responsibility to assure that distribution rules imposed by the Code will be met. Qualified Plan Contracts include those qualifying for special treatment under Sections 401, 403, 408 and 408A of the Code.

SECONDARY ANNUITANT

     Except where the Contract is issued in connection with a Qualified Plan, a Secondary Annuitant may be designated by the Owner. Such designation may be made once before annuitization, either

          (1) in the application for the Contract, or

          (2) after the Contract is issued, by written notice to the Company at its Operation Center.

The Secondary Annuitant may be deleted by written notice to the Company at its Operation Center. A designation or deletion of a Secondary Annuitant will take effect as of the date the written election was signed. The Company, however, must first accept and record the change at its Operations Center. The change will be subject to any payment made by the Company or action taken by the Company from the Contract automatically by the Company as of the Contract Anniversary following the Secondary Annuitant's 95th birthday.

     On the death of the Annuitant, the Secondary Annuitant will become the Annuitant, under the following conditions:

          (1) the death of the Annuitant must have occurred before the Annuity Commencement Date;

          (2) the Secondary Annuitant is living on the date of the Annuitant's death;

          (3) if the Annuitant was the Owner on the date of death, the Successor Owner must have been the Annuitant's spouse; and

          (4) if the date annuity payments start is later than the Contract Anniversary nearest the Secondary Annuitant's 95th birthday, the date annuity payments start will be automatically advanced to that Contract Anniversary.

     Effect of Secondary Annuitant's Becoming the Annuitant. If the Secondary Annuitant becomes the Annuitant at the death of the Annuitant, in accordance with the conditions specified above, the Death Benefit proceeds will be paid to the Beneficiary only on the death of the Secondary Annuitant. If the Secondary Annuitant was the Beneficiary on the Annuitant's death, the Beneficiary will be automatically changed to the person who was the Successor Beneficiary on the date of death. If there was no Successor Beneficiary, then the Secondary Annuitant's executors or administrators, unless the Owner directed otherwise, will become the Beneficiary. All other rights and benefits under the Contract will continue in effect during the lifetime of the Secondary Annuitant as if the Secondary Annuitant were the Annuitant.

ASSIGNMENT

     The Company will not be bound by any assignment until the assignment (or a copy) is received by the Company at its Administrative Office. The Company is not responsible for determining the validity or effect of any assignment. The Company shall not be liable for any payment or other settlement made by the Company before receipt of the assignment.

     If the Contract is issued under certain retirement plans, then it may not be assigned, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

     Because an assignment may be a taxable event, a Owner should consult a competent tax advisor before assigning the Contract.

CHANGE OF BENEFICIARY

     So long as the Contract is in effect, the Beneficiary or Successor Beneficiary may be changed by written request to the Company at its Operation Center in a form acceptable to the Company. The Contract need not be returned unless requested by the Company. The change will take effect as of the date the request is signed, whether or not the Annuitant is living when the request is received by the Company. The Company will not, however, be liable for any payment made or action taken before receipt and acknowledgement of the request at its Operation Center.

SUBSTITUTION OF SECURITIES

     The Company may substitute shares of another mutual fund for shares of the Funds already purchased or to be purchased in the future by Contract Purchase Payments if:

          (1) the shares of any portfolio of the Funds is no longer available for investment by MONY Variable Account A or,

          (2) in the judgment of the Company's Board of Directors, further investment in shares of one or more of the portfolios of the Funds is inappropriate based on the purposes of the Contract.

A substitution of securities in any subaccount will take place only with prior approval of the Securities and Exchange Commission and under such requirements as it may impose.

MODIFICATION OF THE CONTRACTS

     Upon notice to the Owner, the Contract may be modified by the Company, but only if such modification

          (1) is necessary to make the Contract or MONY Variable Account A comply with any law or regulation issued by a governmental agency to which the Company is subject or

          (2) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts or

          (3) is necessary to reflect a change in the operation of MONY Variable Account A or the subaccounts or the Guaranteed Interest Account or

          (4) provides additional Settlement Options or fixed accumulation options. In the event of any modification, the Company may make appropriate endorsement in the Contract to reflect such modification.

CHANGE IN OPERATION OF MONY VARIABLE ACCOUNT A

     MONY Variable Account A may be operated as a management company under the 1940 Act or it may be deregistered under the 1940 Act in the event the registration is no longer required

     - at the Company's election, and

     - subject to any necessary vote by persons having the right to give voting instructions for shares of the Funds held by the subaccounts.

Deregistration of MONY Variable Account A requires an order by the Securities and Exchange Commission. If there is a change in the operation of MONY Variable Account A under this provision, the Company may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

                                 VOTING RIGHTS

     All of the assets held in the subaccounts of MONY Variable Account A will be invested in shares of the designated portfolios of the Funds. The Company is the legal holder of these shares. As such, it has the right to vote on the following matters:

          (1) Election of the Board of Directors of MONY Series Fund, Inc. or the Board of Trustees of The Enterprise Accumulation Trust.

          (2) Certain matters that are required by the 1940 Act to be approved or ratified by the shareholders of a mutual fund.

          (3) Any other matter that may be voted upon at a shareholders' meeting.

To the extent required by law, the Company will vote the shares of each of the Funds held in MONY Variable Account A (whether or not attributable to Owners) at shareholder meetings of each of the Funds according to the instructions received from Owners. The number of votes will be determined as of the record date selected by the Board of Directors or the Board of Trustees of the respective Fund. The Company will furnish Owners with the proper forms to enable them to give it these instructions. Currently, the Company may disregard voting instructions under the circumstances described in the following paragraph.

     The Company may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to

     - Cause a change in the subclassification or investment objectives or policies of one or more of the portfolios of either or both of the Funds.

     - Approve or disapprove an investment adviser or principal underwriter for either or both of the Funds.

In addition, the Company itself may disregard voting instructions that would require the above changes if the Company reasonably disapproves those changes in accordance with applicable federal regulations. If the Company does disregard voting instructions, it will advise Owners of that action and its reasons for the action in the next semiannual report to Owners.

     Each Owner will have the equivalent of one vote per $100 of value attributable to the Contract held in each subaccount of MONY Variable Account A, with fractional votes for amounts less than $100. For voting purposes, this value attributable to the Contract is equal to the Fund Value. The votes are represented as votes per $100 of value in each subaccount of MONY Variable Account A. These votes are converted into a proportionate number of votes in shares of the corresponding portfolio of each of the Funds. Shares for which timely voting instructions are not received from Owners will be voted by the Company in the same proportion as those shares in that subaccount for which instructions are received. Should applicable federal securities laws or regulations permit, the Company may elect to vote shares of each of the Funds in its own right.

     The number of corresponding shares of the portfolio for which the Owner may give instructions is computed by:

          (1) Determining the value attributable to the Contract held in that subaccount.

          (2) Dividing that value by the net asset value of one share in the designated portfolio of the respective Fund.

Example:  Contract value held in subaccount =
         $540 Net asset value of portfolio shares =
         $20 per share on the record date May give instructions on 5.4 votes
          ($540 divided by $100)
         Converts into instructions on 27 shares of the Fund ($540 divided by
          $20)

     Matters on which Owners may give voting instructions include the following:

          (1) approval of any change in the Investment Advisory Agreement and Services Agreement, if any, for the portfolio(s) of the Fund(s) corresponding to the Owner's selected subaccount(s);

          (2) any change in the fundamental investment policies of the portfolio(s) corresponding to the Owner's selected subaccount(s); and

          (3) any other matter requiring a vote of the shareholders of either of the Funds.

Owners participating in a particular portfolio will vote separately on the following matters pursuant to the requirements of Rule 18f-2 under the 1940 Act:

          (1) approval of the Investment Advisory Agreement, or

          (2) any change in a portfolio's fundamental investment policies

                         DISTRIBUTION OF THE CONTRACTS

     MONY Securities Corporation ("MSC"), a New York corporation which is a wholly-owned subsidiary of the Company, will act as the principal underwriter of the Contracts, pursuant to an underwriting agreement with the Company. MSC is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Contracts are sold by individuals who are registered representatives of MSC and who are licensed as life insurance agents for the Company. The Contracts may also be sold through other broker-dealers authorized by MSC and applicable law to do so. Commissions and other expenses directly related to the sale of the Contract will not exceed 6.0% of Purchase Payments. Additional compensation may be paid for persistency, sales quality, and contract size and for other services not directly related to the sale of the Contract. Such services include the training of personnel and the production of promotional material.

                               FEDERAL TAX STATUS

INTRODUCTION

     The Contracts described in this prospectus are designed for use by retirement plans that may or may not qualify for favorable tax treatment under the provisions of Sections 401, 403 (other than 403(b)), 408(b), and 457 of the Code. The ultimate effect of federal income taxes on

     - the value of the Contract's Fund Value,

     - annuity payments, and

     - economic benefit to the Owner, Annuitant, and the Beneficiary may depend upon

     - the type of retirement plan for which the Contract is purchased, and

     - the tax and employment status of the individual concerned.

     The following discussion of the treatment of Contracts and of the Company under the federal income tax laws is general in nature. The discussion is based on the Company's understanding of current federal income tax laws, and is not intended as tax advice. Any person considering the purchase of a Contract should consult a qualified tax adviser. A more detailed description of the treatment of the Contract under federal income tax laws is contained in the Statement of Additional Information. THE COMPANY DOES NOT MAKE ANY GUARANTEE REGARDING ANY TAX STATUS, FEDERAL, STATE, OR LOCAL, OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS.

TAX TREATMENT OF THE COMPANY

     Under existing federal income tax laws, the income of MONY Variable Account A, to the extent that it is applied to increase reserves under the Contracts, is substantially nontaxable to the Company.

TAXATION OF ANNUITIES IN GENERAL

     The Contracts offered by this prospectus are designed for use in connection with Qualified Plans and Non-Qualified Plans. All or a portion of the contributions to such plans will be used to make Purchase Payments under the Contracts. In general, contributions to Qualified Plans and income earned on contributions to all plans are tax-deferred until distributed to plan participants or their beneficiaries. Such tax deferral is not, however, available for Non-Qualified Plans if the Owner is other than a natural person unless the contract is held as an agent for a natural person. Annuity payments made as retirement distributions under a Contract are generally taxable to the annuitant as ordinary income except to the extent of

     - Participant contributions (in the case of Qualified Plans), or

     - Owner contributions (in the case of Non-Qualified Plans).

Owners, Annuitants, and Beneficiaries should seek qualified advice about the tax consequences of distributions, withdrawals, and payments under the retirement plans in connection with which the Contracts are purchased.

     The Company will withhold and remit to the United States Government and, where applicable to state governments part of the taxable portion of each distribution made under a Contract unless the Owner or Annuitant

     - provides his or her taxpayer identification number to the Company, and

     - notifies the Company that he or she chooses not to have amounts withheld.

     The Technical and Miscellaneous Revenue Act of 1988 ("TAMRA") has requirements for determining the amount includable in gross income with respect to distributions not received as an annuity. Distributions include those resulting from gratuitous transfers. When computing the distributions for any 12 month period, distributions from all annuity contracts issued by the same company to the Owner (other than those issued to qualified retirement plans) will be treated as one annuity contract. The IRS is given power to prescribe additional rules to prevent avoidance of this rule through serial purchases of contracts or otherwise. None of these rules is expected to affect tax-benefited plans.

     Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

          1. Part of a series of substantially equal periodic payments (at least annually) for

          - the participant's life or life expectancy,

          - the joint lives or life expectancies of the participant and his/her beneficiary,

          - or a period certain of not less than 10 years, or

          2. Required by the Code upon the participant's attainment of age 70 1/2 or death.

     Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

     Under the generation skipping transfer tax, the Company may be liable for payment of this tax under certain circumstances. In the event that the Company determines that such liability exists, an amount necessary to pay the generation skipping transfer tax may be subtracted from the death benefit proceeds.

RETIREMENT PLANS

     The Contracts described in this Prospectus currently are designed for use with the following types of retirement plans:

          (1) Pension and Profit Sharing Plans established by business employers and certain associations, as permitted by Sections 401(a) and 401(k) of the Code, including those purchasers who would have been covered under the rules governing H.R. 10 (Keogh) Plans;

          (2) Individual Retirement Annuities permitted by Section 408(b) of the Code, including Simplified Employee Pensions established by employers pursuant to Section 408(k);

          (3) Deferred compensation plans provided by certain governmental entities under Section 457; and

          (4) Non-Qualified Plans.

     The tax rules applicable to participants in such retirement plans vary according to the type of plan and its terms and conditions. Therefore, no attempt is made here to provide more than general information about the use of Contracts with the various types of retirement plans. Participants in such plans as well as Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under these plans are subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contracts. The Company will provide purchasers of Contracts used in connection with Individual Retirement Annuities with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency. Any person contemplating the purchase of a Contract should consult a qualified tax adviser.

                                PERFORMANCE DATA

     We may advertise the performance of the MONY Variable Account A subaccounts. We will also report performance to contract owners and may make performance information available to prospective purchasers. This information will be presented in compliance with applicable law.

     Performance information contained in these advertisements is based upon historical earnings and is not indicative of future performance. The data for each subaccount reflects the investment results of the designated portfolio of the Fund and recurring charges and deductions borne by or imposed on the portfolio and the subaccount. Set forth below for each subaccount is the manner in which the data contained in such advertisements will be calculated.

     Money Market Subaccount. The performance data for this subaccount will reflect the "yield" and "effective yield". The "yield" of the subaccount refers to the income generated by an investment in the Subaccount over the seven day period stated in the advertisement. This income is "annualized", that is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52 week period and is shown as a percentage of the investment. The "effective yield" is calculated similarly, but, when annualized, the income earned by an investment in the subaccount is assumed to be reinvested. The

"effective yield" will be slightly higher than the "yield" because of the compounding effect of this assumed reinvestment.

     Subaccounts other than the Money Market Subaccount. The performance data for these subaccounts will reflect the "yield" and "total return". The "yield" of each of these subaccounts refers to the income generated by an investment in that subaccount over the 30 day period stated in the advertisement and is the result of dividing that income by the value of the subaccount. The value of each subaccount is the average daily number of Units outstanding multiplied by the Unit Value on the last day of the period. The "yield" reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the Surrender Charge. "Total return" for each of these subaccounts refers to the return a Owner would receive during the period indicated if a $1,000 Purchase Payment was made the indicated number of years ago. It reflects historical investment results less charges and deductions of both the Funds and MONY Variable Account A, including any Surrender Charge imposed as a result of the full Surrender, with the distribution being made in cash rather than in the form of one of the settlement options, at the close of the period for which the "total return" data is given. Total return data may also be shown assuming that the Contract continues in force (i.e., was not surrendered) beyond the close of the periods indicated, in which case that data would reflect all charges and deductions of both the Funds and the Variable Account other than the Surrender Charge. Returns for periods exceeding one year reflect the average annual total return for such period. In addition to the total return data described above based upon a $1,000 investment, comparable data may also be shown for an investment equal to the amount of the average purchase payment made by a purchaser of a Contract during the prior year.

     Non-Standardized Performance Data. From time to time, average annual total return or other performance data may also be advertised in non-standardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

     Performance information for MONY Variable Account A may be compared in advertisements, sales literature, and reports to contract owners to various indices, including, without limitation, the Standard & Poor's 500 Indices and the Lehman Brothers, Shearson, CDA/Wiesenberger, Russell, Merrill Lynch, and Wilshire indices, and to various ranking services, including, without limitation, the Lipper Annuity and Closed End Survey compiled by Lipper Analytical Services and the VARDS report compiled by Variable Annuity Research and Data Service and to the Consumer Price Index (a measure for inflation)in order to provide the reader a basis for comparison of performance. Reports and promotional literature may also contain the Company's rating or a rating of the Company's claims paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organization.

                             ADDITIONAL INFORMATION

     This Prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The omitted information may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

     For further information with respect to the Company and the Contracts offered by this Prospectus, including the Statement of Additional Information (which includes financial statements relating to the Company), Owners and prospective investors may also contact the Company at its address or phone number set forth on the cover of this Prospectus for requesting such statement. The Statement of Additional Information is available from the Company without charge.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which MONY Variable Account A is a party. The Company and the principal underwriter are engaged in various kinds of routine litigation which, in the opinions of the Company and the principal underwriter, are not of material importance in relation to the total capital and surplus of the Company or the principal underwriter.

                              FINANCIAL STATEMENTS

     The financial statements for the Company should be distinguished from the financial statements of MONY Variable Account A and should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. The financial statements of the Company should not be considered as bearing on the investment performance of the assets held in MONY Variable Account A. The financial statements of the Company and MONY Variable Account A are included in the Statement of Additional Information.

                             THE MONY CUSTOM MASTER

                      STATEMENT OF ADDITIONAL INFORMATION
                               DATED MAY 1, 1999

                          INDIVIDUAL FLEXIBLE PAYMENT
                           VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                            MONY VARIABLE ACCOUNT A

                                      AND

                          MONY LIFE INSURANCE COMPANY

     This Statement of Additional Information is not a prospectus, but it relates to, and should be read in conjunction with, the prospectus dated May 1, 1999 for the Individual Flexible Payment Variable Annuity Contract ("Contract") issued by MONY Life Insurance Company ("Company"). The prospectus is available, at no charge, by writing the Company at 1740 Broadway, New York, New York, 10019, Mail Drop 8-27 or by calling 1-800-487-6669.

                               TABLE OF CONTENTS

                            ITEM                              PAGE
                            ----                              ----
MONY Life Insurance Company.................................    1
Legal Opinion...............................................    1
Independent Accountants.....................................    1
Federal Tax Status..........................................    2
Performance Data............................................    5
Financial Statements........................................  F-1

FORM NO.        SL (5/99)                                     333-

                          MONY LIFE INSURANCE COMPANY

     MONY Life Insurance Company ("Company") is a stock life insurance company. It was organized under the laws of the state of New York in 1842 as a mutual life insurance company under the name The Mutual Life Insurance Company of New York. The principal offices of the Company are at 1740 Broadway, New York, New York 10019. MONY converted from a mutual life insurance company in 1998 in a process known as demutualization. The Company had consolidated assets at the end
of 1998 of approximately $    billion. The Company is licensed to sell insurance
and annuities in all states of the United States, the District of Columbia, Puerto Rico, the Virgin Islands and all Provinces of Canada.

     At May 1, 1998, the rating assigned to the Company by A.M. Best Company, Inc., an independent insurance company rating organization, was Company A- (Excellent) based upon an analysis of financial condition and operating performance through the end of 1997. The A.M. Best rating of the Company should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts.

MORE ABOUT THE COMPANY

     The Company is one of America's oldest and most respected financial institutions. It is geared to meet the needs of today's consumers and business owners with an array of insurance products.

     For over 150 years, this firm, founded as The Mutual Life Insurance Company of New York, has had the distinction of being not only one of the oldest insurance companies in America -- but also the first American mutual life insurance company to issue life insurance to the general public. Other important innovations include the fact that MONY was the first insurance company to:

     - offer a variable annuity with a choice of equity or fixed investments

     - insure a woman

     - insure a member of the armed forces

     The Company's mission is to provide excellence and quality in products and services through its network of highly trained insurance professionals that include:

     - Whole Life Insurance

     - Universal Life insurance

     - Qualified Retirement Plans

     Through the Company's subsidiary, MONY Securities Corp., a wide variety of investment products are also available which include:

     - Mutual Funds and Investment Services

                                 LEGAL OPINION

     Legal matters relating to federal securities laws applicable to the issue and sale of the Contract and all matters of New York law pertaining to the Contract, including the validity of the Contract and the Company's right to issue the Contract, have been passed upon by Frederick C. Tedeschi, Esq., Vice President and Chief Counsel -- Operations, of the Company.

                            INDEPENDENT ACCOUNTANTS

     The financial statements included herein have been audited by PricewaterhouseCoopers LLP, independent accountants, and are included herein in reliance on the reports of said firm given on the authority of that firm as experts in accounting and auditing. PricewaterhouseCoopers LLP's office is located at 1177 Avenue of the Americas, New York, New York 10036.

                                       (1)

                               FEDERAL TAX STATUS

INTRODUCTION

     The Contract is designed for use to fund retirement plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code (the "Code"). The ultimate effect of federal income taxes on the Contract value, on annuity payments, and on the economic benefit to the Contractholder, Annuitant, or Beneficiary depends on the type of retirement plan for which the Contract is purchased and upon the tax and employment status of the individual concerned. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon the Company's understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

TAXATION OF ANNUITIES IN GENERAL

     Section 72 of the Code governs taxation of annuities in general. Except in the case of certain corporate and other non-individual Contractholders, there are no income taxes on increases in the value of a Contract until a distribution occurs, in the form of a full surrender, a partial surrender, a death benefit, an assignment or gift of the Contract, or as annuity payments.

SURRENDERS, DEATH BENEFITS, ASSIGNMENTS AND GIFTS

     A Contractholder who fully surrenders his or her Contract is taxed on the portion of the payment that exceeds his or her cost basis in the Contract. For Non-Qualified Contracts, the cost basis is generally the amount of the Purchase Payments made for the Contract, and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Contracts, the cost basis is generally zero, except to the extent of non-deductible employer contributions, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special elective 5-year (and, for certain eligible persons, 10-year) income averaging in the case of Qualified Contracts. A Beneficiary entitled to receive a lump sum death benefit upon the death of the Annuitant is taxed on the portion of the amount that exceeds the Contractholder's cost basis in the Contract. If the Beneficiary elects to receive annuity payments within 60 days of the Annuitant's death, different tax rules apply. (See "Annuity Payments" below.)

     Partial surrenders received under Non-Qualified Contracts prior to annuitization are first included in gross income to the extent Surrender Value exceeds Purchase Payments, less prior nontaxable distributions, and the balance is treated as a nontaxable return of principal to the Contractholder. For partial surrenders under a Qualified Contract, payments are generally prorated between taxable income and nontaxable return of investment.

     There are special rules for Qualified Plans or contracts involving 85 percent or more employee contributions. Since the cost basis of Qualified Contracts is generally zero, however, partial surrender amounts will generally be fully taxed as ordinary income.

     A Contractholder who assigns or pledges a Non-Qualified Contract is treated as if he or she had received the amount assigned or pledged and thus is subject to taxation under the rules applicable to surrenders. A Contractholder who gives away the Contract (i.e., transfers it without full and adequate consideration) to anyone other than his or her spouse is treated for income tax purposes as if he or she had fully surrendered the Contract.

ANNUITY PAYMENTS

     The non-taxable portion of each annuity payment is determined by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Contract bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at

                                       (2)
ordinary income rates. For Qualified Contracts, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the Annuitant lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Conversely, a tax deduction in the Annuitant's last taxable year, equal to the unrecovered cost basis, is available if the Annuitant does not live to life expectancy.

PENALTY TAX

     Payments received by Contractholders, Annuitants, and Beneficiaries under both Qualified and Non-Qualified Contracts may be subject to both ordinary income taxes and a penalty tax equal to 10 percent of the amount received that is includable in income. The penalty is not imposed on amounts received: (a) after the taxpayer attains age 59 1/2; (b) in a series of substantially equal payments made for life or life expectancy following separation from service; (c) after the death of the Contractholder (or, where the Contractholder is not a human being, the death of the Annuitant); (d) if the taxpayer is totally disabled; (e) upon early retirement under the plan after the taxpayer's attainment of age 55; or (f) which are used for certain medical care expenses. Exceptions (e) and (f) do not apply to Individual Retirement Accounts and Annuities and Non-Qualified Contracts. An additional exception for Non-Qualified Contracts is amounts received as an immediate annuity.

INCOME TAX WITHHOLDING

     The Company is required to withhold federal, and, where applicable, state, income taxes on taxable amounts paid under the Contract unless the recipient elects not to have withholding apply. The Company will notify recipients of their right to elect not to have withholding apply.

     Effective January 1, 1993, distributions of plan benefits from qualified retirement plans, other than individual retirement arrangements ("IRAs"), generally will be subject to mandatory federal income tax withholding unless they either are:

          1. Part of a series of substantially equal periodic payments (at least annually) for the participant's life or life expectancy, the joint lives or life expectancies of the participant and his/her beneficiary, or a period certain of not less than 10 years; or

          2. Required by the Code upon the participant's attainment of age 70 1/2 or death.

     Such withholding will apply even if the distribution is rolled over into another qualified plan, including an IRA. The withholding can be avoided if the participant's interest is directly transferred by the old plan to another eligible qualified plan, including an IRA. A direct transfer to the new plan can be made only in accordance with the terms of the old plan. If withholding is not avoided, the amount withheld may be subject to income tax and excise tax penalties.

DIVERSIFICATION STANDARDS

     The United States Secretary of the Treasury has the authority to set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Secretary of the Treasury has issued certain regulations. Further regulations may be issued. The Funds are designed to be managed to meet the diversification requirements for the Contract as those requirements may change from time to time. The Company intends to satisfy those requirements so that the Contract will be treated as an annuity contract.

     The Secretary of the Treasury has announced that he expects to issue regulations or Revenue Rulings that will prescribe the circumstances in which a Contractholder's control of the investments of a segregated asset account may cause the Contractholder, rather than the insurance company, to be treated as the owner of the assets of the account. The regulations or Revenue Rulings could impose requirements that are not reflected in the Contract. The Company, however, has reserved certain rights to alter the Contract and investment alternatives so as to comply with such regulations or Revenue Rulings. Since the regulations or Revenue Rulings have not been issued, there can be no assurance as to the content of such regulations or

                                       (3)

Revenue Rulings or even whether application of the regulations or Revenue Rulings will be prospective. For these reasons, Contractholders are urged to consult with their own tax advisers.

QUALIFIED PLANS

     The Contract is designed for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Moreover, many of these tax rules were changed by the Tax Reform Act of 1986. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans as well as Contractholders, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Contract in connection therewith. Purchasers of the Contract should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Contract with that plan.

TAX-SHELTERED ANNUITIES

     Section 403(b) of the Code permits public school employees and employees of certain types of charitable organizations specified in Section 501(c)(3) of the Code and certain educational organizations to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of Purchase Payments from gross income for tax purposes. However, such Purchase Payments may be subject to Social Security (FICA) taxes. These annuity contracts are commonly referred to as "Tax-Sheltered Annuities." Effective January 1, 1989, the Contracts have been withdrawn from sale to Qualified Plans which intend to qualify for federal income tax advantages under Section 403(b).

H.R. 10 PLANS

     The Self-Employed Individuals Tax Retirement Act of 1962, as amended, which is commonly referred to as "H.R. 10," permits self-employed individuals to establish Qualified Plans for themselves and their employees. The tax consequences to participants under such plans depend upon the plan itself. In addition, such plans are limited by law to maximum permissible contributions, distribution dates, and tax rates applicable to distributions. In order to establish such a plan, a plan document, usually in prototype form pre-approved by the Internal Revenue Service, is adopted and implemented by the employer.

INDIVIDUAL RETIREMENT ACCOUNTS AND ANNUITIES

     Section 408 of the Code permits eligible individuals to contribute to individual retirement programs known as "Individual Retirement Accounts" and "Individual Retirement Annuities." These Individual Retirement Accounts and Annuities are subject to limitations on the amounts which may be contributed, the persons who may be eligible, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into an Individual Retirement Account or Annuity.

CORPORATE PENSION AND PROFIT-SHARING PLANS

     Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Contract to provide benefits under the plans.

CERTAIN GOVERNMENTAL ENTITIES

     Section 457 of the Code permits certain governmental entities to establish deferred contribution plans. Such deferred contribution plans may permit the purchase of the Contract to provide benefits under the plans.

                                       (4)

                                PERFORMANCE DATA

MONEY MARKET SUBACCOUNT

     For the seven-day period ended December 31, 1998, the yield was      % and
the effective yield was      %.

     The yield was calculated by dividing the result of subtracting the value of one Unit at the end of the seven day period ("Seventh Day Value") from the value of one Unit at the beginning of the seven day period ("First Day Value") by the First Day Value (the resulting quotient being the "Base Period Return") and multiplying the Base Period Return by 365 divided by 7 to obtain the annualized yield.

     The effective yield was calculated by compounding the Base Period Return calculated in accordance with the preceding paragraph, adding 1 to the Base Period Return, raising that sum to a power equal to 365 divided by 7 and subtracting 1 from the result.

     As the Money Market Subaccount invests only in shares of the Money Market Portfolio of the MONY Series Fund, Inc. ("MONY Series Fund"), the First Day Value reflects the per share net asset value of the Money Market Portfolio (which will normally be $1.00) and the number of shares of the Money Market Portfolio of the MONY Series Fund held in the Money Market Subaccount. The Seventh Day Value reflects increases or decreases in the number of shares of the Money Market Portfolio of the MONY Series Fund held in the Money Market Subaccount due to the declaration of dividends (in the form of shares and including dividends (in the form of shares) on shares received as dividends) of the net investment income and the daily charges and deductions from the Subaccount for mortality and expense risks and a deduction for the Annual Contract Charge imposed on each Contract Anniversary which has been pro-rated to reflect the shortened 7-day period and allocated to the Money Market Subaccount in the proportion that the total value of the Money Market Subaccount bore to the total value of the Variable Account at the end of the period indicated. Net investment income reflects earnings on investments less expenses of the Fund including the Investment Advisory Fee (which for calculating the yield and effective yield quoted above is assumed to be .40 percent, the fee which would be charged based upon the amount of assets under management on the last day of the period for which the quoted yield is stated). Not reflected in either the yield or effective yield are surrender charges, which will not exceed 7% of total Purchase Payments made to the Contract.

                                       (5)

SUBACCOUNTS OTHER THAN MONEY MARKET SUBACCOUNT

TOTAL RETURN:

     The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods, is shown in the table below. This table does not reflect the impact of the tax laws, if any, on total return as a result of the surrender.

                            MONY VARIABLE ACCOUNT A

                                  TOTAL RETURN

                    (ASSUMING $1,000 PAYMENT AT BEGINNING OF
                     PERIOD AND SURRENDER AT END OF PERIOD)

                                                                                          FOR THE
                                                                                        PERIOD SINCE
                                                         FOR THE          FOR THE        INCEPTION
                                                       1 YEAR ENDED    5 YEARS ENDED      THROUGH
                                                       DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                     SUBACCOUNT                            1998            1998             1998
                     ----------                        ------------    -------------    ------------
Equity...............................................          %                %                %
Small Company Value..................................          %                %                %
Managed..............................................          %                %                %
Equity Income........................................          %                %                %
Growth and Income....................................          %                %                %
Growth...............................................          %                %                %
Capital Appreciation.................................          %                %                %
Small Company Growth.................................          %                %                %
International Growth.................................          %                                 %
High Yield Bond......................................          %                                 %
Intermediate Term Bond...............................          %                %                %
Long Term Bond.......................................          %                %                %
Government Securities................................          %                                 %

    Although MONY Variable Account A commenced operations in February 1991, the total returns shown above reflect those operations as well as the historical results for MONY Legacy Variable Account A. MONY Legacy Variable Account A commenced operations on December 30, 1987 and the assets, reserves, and other liabilities thereof became the assets, reserves, and other liabilities of the MONY Variable Account A on February 28, 1991, the effective date of the merger of MONY Legacy Life Insurance Company into the Company. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the Subaccounts, which is August 1988 for the Equity and Managed Subaccounts, September 1988 for the Small Company Value Subaccount, March 1988 for the Intermediate Term Bond Subaccount, February 1988 for the Long Term Bond Subaccount, December 1994 for the Government Securities Portfolio, and November 1994 for the International Growth and for the High Yield Bond, and November 1998 for the Equity Income, Growth and Income, Growth, Capital Appreciation, and Small Company Growth Subaccounts. Total return is not indicative of future performance.

     The table above assumes that a $1,000 payment was made to each Subaccount at the beginning of the period shown, that no further payments were made, that any distributions from the corresponding Portfolio of the Funds were reinvested, and that the Contractholder surrendered the Contract for cash, rather than electing commencement of annuity benefits in the form of one of the Settlement Options available, at the end of the period shown. The total return percentages shown in the table reflect the historical rates of return, deductions for all charges, expenses, and fees of both the Funds (including the Investment Advisory Fees described in the Prospectus (see "Investment Advisory Fee" at page 23) and the Variable Account which would be imposed on the payment assumed, including a contingent deferred sales (Surrender) charge imposed as a result of the full surrender and a deduction for the Annual Contract Charge imposed on each Contract Anniversary and upon full surrender and allocated to each Subaccount in the proportion that the total value of that Subaccount bore to the total value of the Variable Account at the end of the period indicated.

                                       (6)

     The average annual total return for the Subaccounts other than the Money Market Subaccount, assuming that the Contracts remain in force throughout the periods indicated, is shown in the table below.

                            MONY VARIABLE ACCOUNT A

                                  TOTAL RETURN

                    (ASSUMING $1,000 PAYMENT AT BEGINNING OF
                    PERIOD AND CONTRACT CONTINUES IN FORCE)

                                                                                          FOR THE
                                                                                       PERIOD SINCE
                                                        FOR THE          FOR THE         INCEPTION
                                                      1 YEAR ENDED    5 YEARS ENDED       THROUGH
                                                      DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                     SUBACCOUNT                           1998            1998             1998
                     ----------                       ------------    -------------    -------------
Equity..............................................          %                %                %
Small Company Value.................................          %                %                %
Managed.............................................          %                %                %
Equity Income.......................................
Growth and Income...................................
Growth..............................................
Capital Appreciation................................
Small Company Growth................................
International Growth................................          %                                 %
High Yield Bond.....................................          %                                 %
Intermediate Term Bond..............................          %                %                %
Long Term Bond......................................          %                %                %
Government Securities...............................          %                                 %

    Although MONY Variable Account A commenced operations in February 1991, the total returns shown above reflect those operations as well as the historical results for MONY Legacy Variable Account A. MONY Legacy Variable Account A commenced operations on December 30, 1987 and the assets, reserves, and other liabilities thereof became the assets, reserves, and other liabilities of the MONY Variable Account A on February 28, 1991, the effective date of the merger of MONY Legacy Life Insurance Company into the Company. Total return for the period since inception reflects the average annual total return since the inception (commencement of operations) of each of the Subaccounts, which is August 1988 for the Equity and Managed Subaccounts, September 1988 for the Small Company Value Subaccount, March 1988 for the Long Term Bond Subaccount, February 1986 for the Intermediate Term Bond Subaccount, December 1994 for the Government Securities Subaccount, and November 1994 for the International Growth and for the High Yield Bond Subaccounts, and November 1998 for the Equity Income, Growth and Income, Growth, Capital Appreciation, and Small Company Growth Subaccounts. Total return is not indicative of future performance.

     The table above reflects the same assumptions and results as the table appearing on page 6, except that no contingent deferred sales (surrender) charge has been deducted. The data reflected in the table above reflects the total return a Contractholder would have received during that period if he did not surrender his Contract.

     In addition to the total returns shown above, total returns may also be shown for the average purchase payment made by a purchaser of the Contract. For 1997, this amount was $25,000. The following tables show total returns calculated on the same basis as the two tables above, except that the purchase payment is $25,000.

                                       (7)

30-DAY YIELD:

     The yield for the Intermediate Term Bond, Long Term Bond, Government Securities and High Yield Bond Subaccounts is shown for the 30-day periods indicated in the following table.

                            MONY VARIABLE ACCOUNT A
                            YIELD FOR 30-DAY PERIOD

                                                                  YIELD FOR
                                                                30 DAYS ENDED
                                                              DECEMBER 31, 1998
                                                              -----------------
Intermediate Term Bond......................................            %
Long Term Bond..............................................            %
Government Securities.......................................            %
High Yield Bond.............................................            %

The 30-day yield is not indicative of future results.

     The yield shown in the table above is computed by subtracting from the net investment income of the corresponding Portfolio of the respective Fund charges and expenses imposed by the Variable Account and dividing the result by the value of the Subaccount. For the Intermediate Term Bond and Long Term Bond Portfolios, net investment income is the net of interest earned on the obligation held by the Portfolio and expenses accrued for the period. Interest earned on the obligation is determined by (i) computing the yield to maturity based on the market value of each obligation held in the corresponding Portfolio at the close of business on the thirtieth day of the period (or as to obligations purchased during that 30-day period, based on the purchase price plus accrued interest); (ii) dividing the yield to maturity for each obligation by 360; (iii) multiplying that quotient by the market value of each obligation (including actual accrued interest) for each day of the subsequent 30-day month that the obligation is in the Portfolio; and (iv) totaling the interest on each obligation. Discount or premium amortization is recomputed at the beginning of each 30-day period and with respect to discount and premium on mortgage or other asset-backed obligations subject to monthly payment of principal and interest, discount and premium is amortized on the remaining security, based on the cost of the security, to the weighted average maturity date, if available, or to the remaining term of the security, if the weighted average maturity date is not available. Gain or loss attributable to actual monthly paydowns is reflected as an increase or decrease in interest income during that period.

     The yield shown reflects deductions for all charges, expenses, and fees of both the Funds and the Variable Account other than the contingent deferred sales (surrender) charge. The surrender charge will not exceed 7% of total Purchase Payments made in the Contract Year of surrender and the preceding 7 Contract Years.

     Net investment income of the corresponding Portfolio less all charges and expenses imposed by the Variable Account is divided by the product of the average daily number of Units outstanding and the value of one Unit on the last day of the period. The sum of the quotient and 1 is raised to the 6th power, 1 is subtracted from the result, and then multiplied by 2.

YEAR TO DATE TOTAL RETURN:

     The tables below show total returns for the year to date (January 1, 1999 to February 12, 1999) which have not been annualized and which assume a $1,000 payment made at the beginning of the period and reflecting the same assumptions and results as the table appearing on page 6, except, in the case of the column

                                       (8)
headed "Contract In Force", no contingent deferred sales (surrender) charge or annual contract charge has been deducted:

                            MONY VARIABLE ACCOUNT A
                           YEAR TO DATE TOTAL RETURN
                        (JANUARY 1 TO FEBRUARY 12, 1999)
                (ASSUMING $1,000 PAYMENT AT BEGINNING OF PERIOD)

                                                              SURRENDER AT     CONTRACT
                         SUBACCOUNT                           END OF PERIOD    IN FORCE
                         ----------                           -------------    --------
Equity......................................................           %             %
Small Cap...................................................           %             %
Managed.....................................................           %             %
Equity Income...............................................
Growth and Income...........................................
Growth......................................................
Capital Appreciation........................................
Small Company Growth........................................
International Growth........................................           %             %
High Yield Bond.............................................           %             %
Intermediate Term Bond......................................           %             %
Long Term Bond..............................................           %             %
Government Securities.......................................           %             %

OTHER NON-STANDARDIZED PERFORMANCE DATA:

     From time to time, average annual total return or other performance data may also be advertised in nonstandardized formats. Non-standard performance data will be accompanied by standard performance data, and the period covered or other non-standard features will be disclosed.

                              FINANCIAL STATEMENTS

     The financial statements of the Company should be distinguished from the financial statements of the Variable Account. The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and should not be considered as bearing on the investment performance of the assets held in the Variable Account. The financial statements of the Company and the Variable Account are included in the Statement of Additional Information.

                                       (9)

             FINANCIAL STATEMENTS AND NOTES TO FINANCIAL STATEMENTS
                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
With respect to MONY Variable Account A
  Report of Independent Accountants.........................   F-2
  Statements of assets and liabilities as of December 31,
     1998...................................................   F-3
  Statements of operations for the year ended December 31,
     1998...................................................   F-6
  Statements of changes in net assets.......................   F-9
  Notes to financial statements.............................  F-13

With respect to MONY Life Insurance Company
  Report of Independent Accountants.........................  F-17
  Statements of admitted assets, liabilities and surplus as
     of December 31, 1998 and 1997..........................  F-18
  Statements of operations for the years ended December 31,
     1998 and 1997..........................................  F-19
  Statements of surplus for the years ended December 31,
     1998 and 1997..........................................  F-20
  Statements of cash flows for the years ended December 31,
     1998 and 1997..........................................  F-21
  Notes to financial statements.............................  F-22

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

     (A) The following Financial Statements are to be filed by Amendment:

     (1) With respect to MONY Variable Account A

        (a) Report of Independent Accountants
        (b) Statements of assets and liabilities as of December 31, 1998
        (c) Statements of operations for the year ended December 31, 1998
        (d) Statements of changes in net assets for the years ended December 31, 1998 and 1997
        (e) Notes to financial statements

     (2) With respect to MONY Life Insurance Company:

        (a) Comment on financial statements of MONY
        (b) Report of Independent Accountants
        (c) Balance sheets as of December 31, 1998 and 1997
        (d) Statements of operations for the years ended December 31, 1998 and 1997
        (e) Statements of surplus for the years ended December 31, 1998 and 1997
        (f) Statements of cash flows for the years ended December 31, 1998 and 1997
        (g) Notes to financial statements

     (B) Exhibits

     (1) Resolutions of Board of Trustees of The Mutual Life Insurance Company of New York ("Company") authorizing the establishment of MONY Variable Account A ("Variable Account"), adopted November 28, 1990, filed as Exhibit (1) to Pre-Effective Amendment No. 1 to Registration Statement (Registration Nos. 33-37722 and 811-6216) dated December 17, 1990, are incorporated herein by reference.

     (2) Not applicable.

     (3) (a) Underwriting Agreement between MONY Securities Corp., The Mutual Life Insurance Company of New York, and MONY Series Fund, Inc. filed as Exhibit
(3)(a) to Registration Statement (Registration No. 33-37718) dated November 9, 1990, is incorporated herein by reference.

          (b) Specimen Agreement with Registered Representatives filed as
     Exhibit 3(b) to PreEffective Amendment No. 1, to Registration Statement (Registration Nos. 33-37722 and 811-6216) dated December 17, 1990, is incorporated herein by reference.

          (c) Specimen Agreement (Career Contract) between the Company and selling agents (with Commission Schedule), filed as Exhibit 3(c) to Registration Statement Nos. 33-18626 and 811-5394, dated November 20, 1987, is incorporated herein by reference.

     (4) Proposed forms of Flexible Payment Variable Annuity Contracts [to be filed by Amendment].

     (5) Proposed form of Application for Flexible Payment Variable Annuity Contract (included in Exhibit 4).

     (6) Amended and Restated Charter and Amended and Restated By-Laws of MONY Life Insurance Company filed as Exhibit 1.(6) to Registration Statement (Registration Nos. 333-71417 and 811-6217) dated January 29, 1999 is incorporated herein by reference.

     (7) Not applicable.

     (8) Not applicable.

     (9) Opinion and Consent of Frederick C. Tedeschi, as Vice President and Chief Counsel -- Operations [to be filed by Amendment].

     (10) Consent of PricewaterhouseCoopers LLP, Independent Accountants for MONY Variable Account A. Consent of PricewaterhouseCoopers LLP, Independent Accountants for MONY Life Insurance Company [to be filed by Amendment].

     (11) Not applicable.

     (12) Not applicable.

     (13) Calculation of Performance Data.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

1.  TRUSTEES

     CLAUDE M. BALLARD, JR. Ltd. Partner, Goldman, Sachs & Company, New York,
N.Y.

     TOM H. BARRETT Former Chairman of the Board, President & Chief Executive Officer, The Goodyear Tire & Rubber Company, Akron, Ohio.

     DAVID L. CALL Ronald P. Lynch Dean Emeritus, Cornell University, College of Agriculture and Life Sciences, Ithaca, New York.

     G. ROBERT DURHAM Retired Chairman and Chief Executive Officer, Walter Industries, Inc., Tampa, Florida and Retired Chairman and Chief Executive Officer, Phelps Dodge Corporation.

     JAMES B. FARLEY Retired Chairman and Chief Executive Office, MONY.

     ROBERT HOLLAND, JR. Former Chairman and Chief Executive Officer, Ben & Jerry's Homemade, Inc.

     JAMES L. JOHNSON Chairman Emeritus, GTE Corporation, Stamford, Connecticut.

     ROBERT R. KILEY President and Chief Executive Officer, The New York City Partnership and Chamber of Commerce, Inc., New York, NY.

     JOHN R. MEYER Emeritus Professor, Harvard University, Cambridge, Massachusetts.

     PAUL A. MILLER Chairman of the Executive Committee, Pacific Enterprises, Los Angeles, California.

     JANE C. PFEIFFER Management Consultant, Greenwich, Connecticut.

     THOMAS C. THEOBALD Managing Director, William Blair Capital Partners, L.L.C., Chicago, Illinois, Chicago, Illinois.

2.  OFFICER-DIRECTORS

     MICHAEL I. ROTH, Director, Chairman and Chief Executive Officer, The MONY Group Inc.; Director, Chairman and Chief Executive Officer, MONY; Director, Chairman of the Board, and Chief Executive Officer, MONY Life Insurance Company of America; Director, MONY CS, Inc., and 1740 Advisers, Inc.

     SAMUEL J. FOTI, Director, President and Chief Operating Officer, The MONY Group Inc.; Director, President and Chief Operating Officer, MONY; Director, President and Chief Operating Officer, MONY Life Insurance Company of America; Director, MONY Brokerage, Inc., Director and Chairman, MONY International Holdings, Inc., MONY Life Insurance Company of the Americas, Ltd., and MONY Bank & Trust Company of the Americas, Ltd.

     KENNETH M. LEVINE, Director, Executive Vice President and Chief Investment Officer, The MONY Group Inc.; Director, Executive Vice President and Chief Investment Officer, MONY; Director, Chairman, and President, MONY Series Fund, Inc.; Director and Executive Vice President, MONY Life Insurance Company of America; Director, 1740 Advisers, Inc., MONY Funding, Inc., MONY Realty Partners, Inc., and 1740 Ventures, Inc.

3.  OTHER OFFICERS

     THOMAS J. CONKLIN, Senior Vice President and Secretary, The Mony Group INc.; Senior Vice President and Secretary, MONY.

     RICHARD E. CONNORS, Senior Vice President, MONY; Director, MONY Life Insurance Company of America.

     RICHARD DADDARIO, Executive Vice President and Chief Financial Officer, The Mony Group Inc.; Executive Vice President and Chief Financial Officer, MONY; Vice President, MONY Advisers, Inc.; Director, Vice President and Controller, MONY Life Insurance Company of America.

     PHILLIP A. EISENBERG, Senior Vice President and Chief Actuary, MONY; Director and Vice President, MONY Life Insurance Company of America.

     STEPHEN J. HALL, Senior Vice President, MONY; Director, MONY Life Insurance Company of America.

     RICHARD E. MULROY, JR., Senior Vice President and General Counsel, The Mony Group Inc.; Senior Vice President and General Counsel, Mony.

     FRANCIS J. WALDRON, Senior Vice President, MONY.

     DAVID V. WEIGEL, Vice President-Treasurer, The Mony Group Inc.; Vice President -- Treasurer, MONY; Vice President and Treasurer, MONY Credit Corporation, MONY Realty Partners, Inc., and 1740 Ventures, Inc.; Treasurer, 1740 Advisers, Inc., MONY Life Insurance Company of America, MONY Series Fund, Inc., MONY Brokerage, Inc., MONY-Rockville/GP, Inc., MONY Bloomfield Hills, Inc., and MONY Funding, Inc.

     For more than the past five years, the principal occupation of each of the officers listed above has been an officer of MONY.

     The business address for all officers and officer-directors of the Company is 1740 Broadway, New York, New York 10019.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.

     The following is a diagram showing all corporations directly or indirectly controlled by or under common control with the Company, showing the state or other sovereign power under the laws of which each is organized and the percentage ownership of voting securities giving rise to the control relationship. (See diagram on following page.) Omitted from the diagram are subsidiaries of the Company that, considered in the aggregate, would not constitute a "significant subsidiary" (as that term is defined in Rule 8b-2 under Section 8 of the Investment Company Act of 1940) of the Company.

ITEM 26.  [TO BE FILED BY AMENDMENT]

ITEM 27.  NUMBER OF CERTIFICATE OWNERS:

     As of December 31, 1998, MONY Variable Account A had        owners of
contracts.

ITEM 28.  INDEMNIFICATION

     The Amended and Restated By-Laws of MONY Life Insurance Company provide, in
Article XV as follows:

     Each person (and the heirs, executors and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a trustee, officer, or employee of the corporation (or by reason of serving any other organization at the request of the corporation) shall be indemnified to the extent permitted by the law of the State of New York and in the manner prescribed therein. To this end, and as authorized by Section 722 of the Business Corporation Law of the State of New York, the Board may adopt all resolutions, authorize all agreements and take all actions with respect to the indemnification of directors and officers, and the advance payment of their expenses in connection therewith.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification for such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant, will (unless in the opinion of its counsel the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

     (a) MONY Securities Corp. ("MSC"), a wholly-owned subsidiary of MONY Life Insurance Company ("MONY"), is the principal underwriter of the Registrant and also acts as principal underwriter for MONY Series Fund, Inc. (the "Fund"). MONY acts as sub-investment adviser to the Fund through a services agreement.

     (b) The names, titles, and principal business addresses of the officers of MSC are listed on Schedule A of Form BD for MSC (Registration No. 8-15289) (originally filed on behalf of MONY Sales, Inc. on November 23, 1969) and Form U-4 filed by each individual officer, the text of which is hereby incorporated by reference.

     (c) No commissions or other compensation was received by the principal underwriter, directly or indirectly, from or MONY Variable Account A during fiscal year 1998 and 1997.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

     Accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by MONY Life Insurance Company, in whole or in part, at its principal offices at 1740 Broadway, New York, New York 10019 or at its Operations Center at 1 MONY Plaza, Syracuse, New York 13202.

ITEM 31.  MANAGEMENT SERVICES

     Not applicable.

ITEM 32.  UNDERTAKINGS

     (a) Registrant hereby undertakes to file post-effective amendments to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

     (b) Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

     (c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                   REPRESENTATIONS RELATING TO SECTION 26 OF
                       THE INVESTMENT COMPANY ACT OF 1940

     Registrant and MONY Life Insurance Company represent that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the expenses expected to be incurred, and the risks assumed by MONY Life Insurance Company.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, MONY Variable Account A, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, State of New York, on this 12th day of February, 1999 and Registrant hereby certifies that the requirements of Rule 485(b) have been met.

                                          MONY VARIABLE ACCOUNT A
                                          (Registrant)

                                          MONY LIFE INSURANCE COMPANY
                                          (Depositor)

                                          By:      /s/ MICHAEL I. ROTH
                                            ------------------------------------
                                                 Michael I. Roth, Director,
                                            Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----

                /s/ MICHAEL I. ROTH                  Director, Chairman and Chief     February 12, 1999
---------------------------------------------------    Executive Officer
                  Michael I. Roth

                /s/ SAMUEL J. FOTI                   Director, President and          February 12, 1999
---------------------------------------------------    Chief Operating Officer
                  Samuel J. Foti

               /s/ KENNETH M. LEVINE                 Director, Executive Vice         February 12, 1999
---------------------------------------------------    President
                 Kenneth M. Levine                     and Chief Investment Officer

               /s/ RICHARD DADDARIO                  Executive Vice President         February 12, 1999
---------------------------------------------------    and Chief Financial Officer
                 Richard Daddario

             /s/ PHILLIP A. EISENBERG                Senior Vice President            February 12, 1999
---------------------------------------------------    and Chief Actuary
               Phillip A. Eisenberg

               /s/ THOMAS J. CONKLIN                 Senior Vice President            February 12, 1999
---------------------------------------------------    and Secretary
                 Thomas J. Conklin

                         *                           Director                         February 12, 1999
---------------------------------------------------
              Claude M. Ballard, Jr.

                         *                           Director                         February 12, 1999
---------------------------------------------------
                  Tom H. Barrett

                         *                           Director                         February 12, 1999
---------------------------------------------------
                   David L. Call

                         *                           Director                         February 12, 1999
---------------------------------------------------
                 G. Robert Durham

                         *                           Director                         February 12, 1999
---------------------------------------------------
                  James B. Farley

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
                         *                           Director                         February 12, 1999
---------------------------------------------------
                Robert Holland, Jr.

                         *                           Director                         February 12, 1999
---------------------------------------------------
                 James L. Johnson

                         *                           Director                         February 12, 1999
---------------------------------------------------
                   John R. Meyer

                         *                           Director                         February 12, 1999
---------------------------------------------------
                 Jane C. Pfeiffer

                         *                           Director                         February 12, 1999
---------------------------------------------------
                Thomas C. Theobald

*By: /s/ THOMAS J. CONKLIN                                                            February 12, 1999
--------------------------------------------------
     Thomas J. Conklin
     Attorney-In-Fact